Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in Graphex Group Limited (the “Company”), you should at once hand this circular together with the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular appears for information purpose only and does not constitute an invitation or offer to Shareholders or any other persons to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this circular may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this circular have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

This rights offering is made for the securities of a foreign company. The Rights Share(s) may not be offered or sold in the United States, to any U.S. Person as defined by the Securities Act, or to any of the holders of the American Depositary Shares that are listed for trading on the NYSE American unless there is a registration of such securities under the Securities Act or an exemption from the registration requirements of the Act is available. This document is neither an offer to sell nor a solicitation of an offer to buy any of the Company’s securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward Looking Statements

All statements contained in this circular other than statements of historical fact, including statements regarding the Company’s future results of operations and financial position, the Company’s business strategy and plans and the Company’s objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely”, “potential”, “continue” or other similar expressions. The Company has based these forward looking statements largely on the Company’s current expectations and projections about future events and trends that the Company believes may affect its financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties and there can be no assurance that the forward looking statements will be achieved.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

(1) PROPOSED SHARE CONSOLIDATION;

(2) PROPOSED CHANGE IN BOARD LOT SIZE;

(3) PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL;

(4) PROPOSED RIGHTS ISSUE ON THE BASIS OF THREE (3) RIGHTS SHARES FOR EVERY ONE (1) CONSOLIDATED SHARE HELD ON THE RECORD DATE

ON A NON-UNDERWRITTEN BASIS; AND

(5) NOTICE OF EXTRAORDINARY GENERAL MEETING

Financial Adviser to the Company

Vinco Financial Limited

Placing Agent to the Company	Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in this circular.

A letter from the Board is set out on pages 13 to 47 of this circular and a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 48 to 49 of this circular. A letter from the Independent Financial Adviser containing its recommendation to the Independent Board Committee and the Independent Shareholders is set out on pages 50 to 73 of this circular.

Dealings in the Rights Shares in nil-paid form are expected to take place from Thursday, 10 April 2025 to Thursday, 17 April 2025 (both days inclusive). If the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed. Any person contemplating dealing in the nil-paid Rights Shares during the period from Thursday, 10 April 2025 to Thursday, 17 April 2025 (both days inclusive) will accordingly bear the risk that the Rights Issue may not become unconditional and/or may not proceed. Any person contemplating dealing in the Shares and/or the Rights Shares in their nil-paid form are recommended to consult his/her/its/their own professional advisers.

A notice convening the EGM to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Monday, 24 March 2025 at 11:00 a.m. is set out on pages EGM-1 to EGM-5 of this circular. Whether you are able to attend the EGM or not, you are requested to complete the enclosed proxy form in accordance with the instructions printed on it and return the completed proxy form to the Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible and in any event so that it is received at least 48 hours before the time appointed (i.e. Saturday, 22 March 2025 at 11:00 a.m.) for the EGM or adjourned meeting (as the case may be). Submission of a proxy form shall not preclude you from attending the EGM (or any adjournment of such meeting) and voting in person should you so wish.

The Rights Issue will proceed on a non-underwritten basis irrespective of the acceptance of the provisionally allotted Rights Shares and is subject to fulfillment of conditions. Please refer to the section headed “Conditions of the Rights Issue” in this circular. In the event that the Rights Issue is not fully subscribed, any Rights Shares not taken up by the Qualifying Shareholders or holders of nil-paid rights will be placed to independent placee on a best effort basis under the Compensatory Arrangements. Any Unsubscribed Rights Shares or NQS Unsold Rights Shares which are not placed under the Compensatory Arrangements will not be issued by the Company and the size of the Rights Issue will be reduced accordingly. There is no minimum amount to be raised under the Rights Issue. Shareholders and potential investors are advised to exercise caution when dealing in the Shares and/or nil-paid Rights Shares up to the date when the conditions of the Rights Issue are fulfilled.

27 January 2025

- i -

EXPECTED TIMETABLE

Set out below is the expected timetable for the proposed Share Consolidation, the Change in Board Lot Size, the Rights Issue and the Placing which is indicative only and has been prepared on the assumption that all the conditions of the Rights Issue will be fulfilled:

Event	Date and Time

Record date for determining the identity of the ADS Holders entitled to vote at the EGM	(EST) Monday, 10 February 2025

Latest time for lodging transfer documents of the Shares to qualify for attendance and voting at the EGM	4:30 p.m. on Monday, 17 March 2025

Closure of register of members of the Company for determining the identity of the Shareholders entitled to attend and vote at the EGM (both dates inclusive)	Tuesday, 18 March 2025 to Monday, 24 March 2025

Cut-off time of ADS Holders for voting to approve the proposed Share Consolidation and Rights Issue	12:00 p.m. (EST) on Wednesday, 19 March 2025

Latest time for lodging proxy forms for the EGM	11:00 a.m. on Saturday, 22 March 2025

Record date for attendance and voting at the EGM	Monday, 24 March 2025

Expected date and time of the EGM to approve the proposed Share Consolidation, Increase in Authorised Share Capital and Rights Issue	11:00 a.m. on Monday, 24 March 2025

Announcement of the poll results of the EGM	Monday, 24 March 2025

Register of members of the Company re-opens	Tuesday, 25 March 2025

The following events are conditional on the fulfilment of the conditions relating to the implementation of the Share Consolidation and the Rights Issue and therefore the dates are tentative only:

Event	Date and Time
Effective date of the Share Consolidation	Wednesday, 26 March 2025

Commencement of dealings in the Consolidated Shares	9:00 a.m. on Wednesday, 26 March 2025

EXPECTED TIMETABLE

Event	Date and Time

Original counter for trading in Shares in board lot of 2,000 Shares (in the form of existing share certificates) temporarily closes	9:00 a.m. on Wednesday, 26 March 2025

Temporary counter for trading in the Consolidated Shares in board lot of 400 Consolidated Shares (in the form of existing share certificates) opens	9:00 a.m. on Wednesday, 26 March 2025

First day of free exchange of existing share certificates for new share certificates for Consolidated Shares	Wednesday, 26 March 2025

Last day of dealings in the Consolidated Shares on a cum-rights basis relating to the Rights Issue	Wednesday, 26 March 2025

First day of dealings in the Consolidated Shares on an ex-rights basis relating to the Rights Issue	Thursday, 27 March 2025

Latest time for the Shareholders to lodge transfer documents of Consolidated Shares in order to be qualified for the Rights Issue	4:30 p.m. on Friday, 28 March 2025

Closure of register of members to determine the entitlements to the Rights Issue (both dates inclusive)	Monday, 31 March 2025 to Monday, 7 April 2025

Record date for the Rights Issue	Monday, 7 April 2025

Register of members of the Company re-opens	Tuesday, 8 April 2025

Expected despatch date of the Prospectus Documents (including the PAL and Prospectus), and in case of the Non-Qualifying Shareholders, the Prospectus only	Tuesday, 8 April 2025

Effective date of the change in board lot size from 2,000 Shares each to 10,000 Consolidated Shares each	Thursday, 10 April 2025

First day of dealings in nil-paid Rights Shares in board lot of 10,000 Rights Shares	Thursday, 10 April 2025

EXPECTED TIMETABLE

Event	Date and Time

Original counter for trading in the Consolidated Shares in board lot of 10,000 Consolidated Shares (in the form of new share certificates) re-opens	9:00 a.m. on Thursday, 10 April 2025

Parallel trading in the Consolidated Shares (in the form of both existing share certificates and new share certificates) commences	9:00 a.m. on Thursday, 10 April 2025

Designated broker starts to stand in the market to provide matching services for odd lot of the Consolidated Shares	9:00 a.m. on Thursday, 10 April 2025

Latest time for splitting the PAL	4:30 p.m. on Monday, 14 April 2025

Last day of dealings in nil-paid Rights Shares in board lot of 10,000 Rights Shares	Thursday, 17 April 2025

Latest time for acceptance of and payment for the Rights Shares	4:00 p.m. on Thursday, 24 April 2025

Announcement of the number of Unsubscribed Rights Shares subject to the Compensatory Arrangements	Friday, 2 May 2025

Commencement of placing of Unsubscribed Rights Shares by the Placing Agent	Tuesday, 6 May 2025

Designated broker ceases to provide matching services for odd lot of the Consolidated Shares	4:00 p.m. on Tuesday, 6 May 2025

Temporary counter for trading in the Consolidated Shares in board lot of 400 Consolidated Shares (in the form of existing share certificates) closes	4:10 p.m. on Tuesday, 6 May 2025

Parallel trading in the Consolidated Shares (represented by both existing share certificates and new share certificates) ends	4:10 p.m. on Tuesday, 6 May 2025

EXPECTED TIMETABLE

Event	Date and Time

Latest time for free exchange of existing share certificates for new share certificates	6:00 p.m. on Thursday, 8 May 2025

Latest time of placing of the Unsubscribed Rights Shares by the Placing Agent	4:00 p.m. on Monday, 12 May 2025

Latest time for the Rights Issue and placing of Unsubscribed Rights Shares to become unconditional	4:00 p.m. on Tuesday, 13 May 2025

Announcement of results of the Rights Issue to be published on the respective websites of the Stock Exchange and the Company	Wednesday, 21 May 2025

Despatch of share certificates for fully-paid Rights Shares and completion of Unsubscribed Rights Share Placing to take place	Thursday, 22 May 2025

Despatch of refund cheques, if any, if the Rights Issue is terminated	Thursday, 22 May 2025

Commencement of dealings in fully-paid Rights Shares	9:00 a.m. on Friday, 23 May 2025

Payment of Net Gain to relevant No Action Shareholders (if any) or Non-Qualifying Shareholders (if any)	Thursday, 12 June 2025

All times and dates in this circular refer to Hong Kong local times and dates, unless otherwise indicated. Dates or deadlines specified in the expected timetable above or in other parts of this circular are indicative only and may be extended or varied by the Company. Any changes to the expected timetable will be published or notified to the Shareholders and the Stock Exchange as and when appropriate.

EXPECTED TIMETABLE

EFFECT OF BAD WEATHER AND/OR EXTREME CONDITIONS ON THE LATEST TIME FOR ACCEPTANCE

The Latest Time for Acceptance will not take place if a tropical cyclone warning signal no. 8 or above, or “extreme conditions” caused by super typhoons as announced by the Government of the Hong Kong Special Administrative Region or a “black” rainstorm warning:

(i)	in force in Hong Kong at any local time before 12:00 noon but no longer in force after 12:00 noon on the day on which the Latest Time for Acceptance is initially scheduled to fall. Instead, the latest time for acceptance of and payment for the Rights Shares will be extended to 5:00 p.m. on the same Business Day; or

(ii)	in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on the day on which the Latest Time for Acceptance is initially scheduled to fall. Instead, the latest time for acceptance of and payment for the Rights Shares will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 4:00 p.m..

If the Latest Time for Acceptance does not take place on or before 4:00 p.m. on Thursday, 24 April 2025, the dates mentioned herein may be affected. The Company will notify the Shareholders by way of announcement(s) on any change to the expected timetable of the Rights Issue as soon as practicable.

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“2014 Share Option Scheme”	the share option scheme adopted by the Company on 3 June 2014, which terminated on 9 January 2023

“2023 Share Award Scheme”	the share award scheme adopted by the Company on 6 February 2023

“acting in concert”	has the same meaning ascribed thereto under the Takeovers Code

“ADS(s)” or “American Depositary Share(s)”	the securities that are listed on the NYSE American and traded under the symbol “GRFX”, each representing 20 Shares

“ADS Holder(s)”	the person(s) in whose name the ADS is registered on the book of the Depositary for that purpose

“Announcement”	the announcement of the Company dated 3 December 2024 in relation to, among other things, the Share Consolidation, the Change in Board Lot Size, Increase in Authorised Share Capital and the Rights Issue

“associate(s)”	has the same meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“Business Day(s)”	a day on which licensed banks in Hong Kong are generally open for business, other than a Saturday or a Sunday or a day on which a black rainstorm warning or tropical cyclone warning signal number 8 or above is issued in Hong Kong at any time between 9:00 a.m. and 12:00 noon and is not cancelled at or before 12:00 noon

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Change in Board Lot Size”	the change in board lot size of the Shares for trading on the Stock Exchange from 2,000 Shares to 10,000 Consolidated Shares

DEFINITIONS

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board (Stock Code: 6128)

“Compensatory Arrangements”	the arrangement involving the placing of the Unsubscribed Rights Shares, if any, by the Placing Agent on a best effort basis pursuant to the Placing Agreement in accordance with Rule 7.21(1)(b) of the Listing Rules

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consolidated Share(s)”	ordinary shares of HK$0.05 each in the share capital of the Company after the Share Consolidation becoming effective

“CUSIP Number”	the identification number assigned to all stocks and registered bonds. The Committee on Uniform Securities Identification Procedures (CUSIP) oversees the entire CUSIP system

“Deposit Agreement”	the Deposit Agreement dated 18 September 2020 entered into between the Company and the Depositary relating to the deposit of Shares for the creation of ADSs representing the Shares

“Depositary”	The Bank of New York Mellon

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve, among other things, the proposed Share Consolidation, Increase in Authorised Share Capital and the proposed Rights Issue

“EST”	Eastern Standard Time

“Group”	the Company and its subsidiaries

“HK$” or “HKD”	Hong Kong dollar(s), the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

DEFINITIONS

“Increase in Authorised Share Capital”	the proposed increase in authorised share capital of the Company from HK$30,000,000 divided into 400,000,000 Consolidated Shares and 1,000,000,000 Preference Shares to HK$100,000,000 divided into 1,800,000,000 Consolidated Shares after the Share Consolidation becoming effective

“Independent Board Committee”	the independent board committee of the Board, comprising all the independent non-executive Directors, to be formed for the purpose of giving a recommendation to Independent Shareholders of the Rights Issue

“Independent Financial Adviser”	Merdeka Corporate Finance Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser to advise the Independent Board Committee and Independent Shareholders in relation to the Rights Issue and the transactions contemplated thereunder

“Independent Shareholder(s)”	any Shareholder(s) and their associates and who are not required to abstain from voting at the EGM under the Listing Rules

“Independent Third Party(ies)”	third party(ies) independent of and not connected with the Company and any of its connected persons

“Last Trading Day”	Tuesday, 3 December 2024, being the last trading day of the Shares on the Stock Exchange immediately preceding the publication of the Announcement

“Latest Lodging Time”	4:30 p.m. on Friday, 28 March 2025 or such other date as the Company may agree, being the latest time for the Shareholders to lodge transfer of Shares in order to be qualified for the Rights Issue

“Latest Practicable Date”	22 January 2025, being the latest practicable date prior to print of this circular for ascertaining certain information included in this circular

“Latest Time for Acceptance”	4:00 p.m. on Thursday, 24 April 2025 as the latest time and date for acceptance of, and payment for, the Rights Shares

DEFINITIONS

“Latest Time for Termination”	4:00 p.m. on Tuesday, 13 May 2025 or such other time or date as the Placing Agent may agree in writing with the Company, being the latest time for termination of the Placing Agreement

“Listing Committee”	has the meaning as defined in the Listing Rules

“Net Gain”	any premiums paid by the Placees over the Subscription Price for the Unsubscribed Rights Shares and the NQS Rights Shares placed by the Placing Agents under the Compensatory Arrangements

“No Action Shareholders”	those Qualifying Shareholders who do not subscribe for the Rights Shares (whether partially or fully) under the PALs or their renounces, or such persons who hold any nil-paid rights at the time such nil-paid rights are lapsed

“Non-Qualifying Shareholder(s)”	the Overseas Shareholder(s) whom the Directors, after making enquiries with the legal advisers in the relevant jurisdictions, consider it necessary or expedient not to offer the Rights Issue to such Overseas Shareholder(s) on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place

“NQS Rights Shares”	the Rights Share(s) which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders in nil-paid form that has/have not been sold by the Company

“NYSE”	the New York Stock Exchange LLC

“NYSE American”	the New York Stock Exchange American (NYSE American LLC)

“Outstanding Convertible Notes”	the outstanding convertible notes issued under the subscription agreement dated 19 January 2021 entered between the Company and Lexinter International Inc.

“Outstanding Share Options”	the outstanding share options granted under the 2014 Share Option Scheme

DEFINITIONS

“Overseas Shareholder(s)”	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company at the close of business on the Record Date and whose registered address(es) as shown on such register at that time is (are) in (a) place(s) outside Hong Kong

“PAL(s)”	the provisional allotment letter(s) to be issued to the Qualifying Shareholders in connection with the Rights Issue

“Placee(s)”	professional, institutional, corporate or other investor(s), procured by the Placing Agent and/or its sub-placing agent(s) to subscribe for any of the Unsubscribed Rights Shares pursuant to the Placing Agreement

“Placing”	the placing of a maximum of 704,284,056 Unsubscribed Rights Shares on a best effort basis by the Placing Agent to the Placees on the terms and conditions of the Placing Agreement

“Placing Agent”	Cheong Lee Securities Limited, a licensed corporation carrying out type 1 (dealing in securities) type 2 (dealing in futures contracts), type 4 (advising on securities) and type 5 (advising on future contracts) regulated activities under the SFO, being the placing agent appointed by the Company pursuant to the Placing Agreement

“Placing Agreement”	the placing agreement dated Tuesday, 3 December 2024 entered into between the Company and the Placing Agent in relation to the Placing

“Placing Shares”	all the Unsubscribed Rights Shares and the NQS Rights Shares

“PRC”	the People’s Republic of China

“Preference Share(s)”	the non-voting and non-convertible preference shares of HK$0.01 each in the share capital of the Company, whether issued or unissued

“Prospectus”	the prospectus to be despatched to the Shareholders containing details of the Rights Issue

“Prospectus Documents”	the Prospectus and the PAL

DEFINITIONS

“Prospectus Posting Date”	Tuesday, 8 April 2025 or such other date as may be agreed in writing between the Placing Agent and the Company, being the date of despatch of the Prospectus Documents

“Qualifying Shareholder(s)”	Shareholder(s), whose name(s) appear(s) on the register of members of the Company as at the close of business on the Record Date, other than the Non-Qualifying Shareholder(s)

“Record Date”	Monday, 7 April 2025 or such other date as may be agreed between the Company and the Placing Agent in writing, being the date by reference to which entitlements of the Shareholders to participate in the Rights Issue will be determined

“Registrar”	the Hong Kong branch share registrar and transfer office of the Company, Tricor Investor Services Limited, the address of which is at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong

“Rights Issue”	the proposed issue of the Rights Shares on the basis of three Rights Shares for every one Consolidated Share held by the Qualifying Shareholders on the Record Date at the Subscription Price on the terms and subject to the conditions set out in the Prospectus Documents

“Rights Share(s)”	Shares to be issued and allotted under the proposed Rights Issue on the basis of three Rights Shares for every one Consolidated Share in issue on the Record Date, being 704,284,056 Consolidated Shares based on the Company’s issued share capital as at the date of the Latest Practicable Date

“Securities Act”	United States Securities Act of 1933, as amended

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Cap 571 of the laws of Hong Kong)

“Share(s)”	ordinary share(s) of HK$0.01 each in the share capital of the Company prior to the Share Consolidation having become effective

DEFINITIONS

“Share Consolidation”	the consolidation of every five (5) issued and unissued Shares of HK$0.01 each into one (1) Consolidated Share of HK$0.05

“Share Option(s)”	the share options to subscribe for Shares granted under the 2014 Share Option Scheme

“Shareholder(s)”	holder(s) of issued Share(s)

“Stock Exchange”	the Stock Exchange of Hong Kong Limited

“Subscription Price”	HK$0.170 per Rights Share

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“U.S.” or “United States”	the United States of America

“Unsubscribed Rights Shares”	the Rights Shares that are not subscribed by the Qualifying Shareholders

“%”	per cent

LETTER FROM THE BOARD

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

Executive Directors: Mr. Lau Hing Tat Patrick Mr. Chan Yick Yan Andross Mr. Qiu Bin Non-executive Director:	Registered office: Windward 3 Regatta Office Park P.O. Box 1350 Grand Cayman KY1-1108 Cayman Islands
Mr. Ma Lida

Independent Non-executive Directors:	Headquarters, head office and principal place of business in Hong Kong:
Ms. Tam Ip Fong Sin	11/F, COFCO Tower
Mr. Wang Yuncai Mr. Liu Kwong Sang Mr. Tang Zhaodong	262 Gloucester Road Causeway Bay Hong Kong

27 January 2025

To the Qualifying Shareholders and, for information only, the Non-Qualifying Shareholders (if any)

Dear Sir or Madam,

(1) PROPOSED SHARE CONSOLIDATION;

(2) PROPOSED CHANGE IN BOARD LOT SIZE;

(3) PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL;

(4) PROPOSED RIGHTS ISSUE ON THE BASIS OF THREE (3) RIGHTS SHARES FOR EVERY ONE (1) CONSOLIDATED SHARE HELD ON THE RECORD DATE ON A NON-UNDERWRITTEN BASIS; AND

(5) NOTICE OF EXTRAORDINARY GENERAL MEETING

LETTER FROM THE BOARD

INTRODUCTION

Reference is made to the announcement of the Company dated 3 December 2024 in relation to, among other things, the Share Consolidation, the Change in Board Lot Size, Increase in Authorised Share Capital and the Rights Issue. The Company has established the Independent Board Committee, comprising all the independent non-executive Directors, namely Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong, to advise the Independent Shareholders in respect of the Rights Issue, the Placing Agreement and the transactions contemplated thereunder, and as to the voting action therefor.

The purpose of this circular is to provide you with, among other things, (i) details of the Share Consolidation and the Change in Board Lot Size; (ii) details of the Increase in Authorised Share Capital; (iii) further information regarding the Rights Issue and the transactions contemplated thereunder; (iv) a letter of recommendations from the Independent Board Committee to the Independent Shareholders in respect of the Rights Issue; (v) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Rights Issue; (vi) other information required under the Listing Rules; and (vii) the notice of the EGM.

PROPOSED SHARE CONSOLIDATION

The Board proposes to implement the Share Consolidation on the basis that every five (5) issued and unissued Shares of HK$0.01 each will be consolidated into one (1) Consolidated Share of HK$0.05 each. The Share Consolidation is conditional upon, among other things, the approval by the Shareholders by way of poll at the EGM. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as none of the Shareholders or their associates would have material interest in the Share Consolidation, no Shareholder would be required to abstain from voting in favour of the resolution relating to the Share Consolidation at the EGM.

Effects of the Share Consolidation

As at the Latest Practicable Date, the authorised share capital of the Company is HK$30,000,000, comprising of (i) HK$20,000,000 divided into 2,000,000,000 Shares of par value of HK$0.01 each, of which 1,173,806,762 Shares have been allotted and issued as fully paid or credited as fully paid; and (ii) HK$10,000,000 divided into 1,000,000,000 Preference Shares of par value HK$0.01 each, of which 323,657,534 Preference Shares have been issued as fully paid or credited as fully paid. Upon the Share Consolidation becoming effective and assuming that no further Shares and Preference Shares will be allotted and issued or repurchased prior thereto, the authorised share capital of the Company shall become HK$30,000,000 comprising of (i) HK$20,000,000 divided into 400,000,000 Consolidated Shares of par value of HK$0.05 each and (ii) HK$10,000,000 divided into 1,000,000,000 Preference Shares of par value HK$0.01 each, of which 234,761,352 Consolidated Shares has been in issue and fully paid or credited as fully paid.

LETTER FROM THE BOARD

Upon the Share Consolidation becoming effective, the Consolidated Shares shall rank pari passu in all respects with each other.

Other than the expenses incurred and to be incurred in relation to the Share Consolidation, the implementation of the Share Consolidation will not alter the underlying assets, business operations, management or financial position of the Company or the proportionate interests or rights of the Shareholders, save for any fractional Consolidated Shares will not be allocated to the Shareholders who may otherwise be entitled.

The Company does not propose any share consolidation on the issued and unissued Preference Shares. Upon the Share Consolidation becoming effective, the number of issued and unissued Preference Shares and their par value shall remain unaffected.

Conditions of the Share Consolidation

The Share Consolidation is conditional upon the following conditions:

(i)	the passing of the ordinary resolution by the Shareholders by way of poll to approve the Share Consolidation at the EGM;

(ii)	the Listing Committee granting the listing of, and permission to deal in, the Consolidated Shares upon the Share Consolidation becoming effective; and

(iii)	the compliance with all relevant procedures and requirements under the applicable laws of the Cayman Islands and the Listing Rules to effect the Share Consolidation.

Subject to the fulfilment of the conditions of the Share Consolidation, the effective date of the Share Consolidation is expected to be on Wednesday, 26 March 2025, being the second Business Day after the fulfilment of the above conditions.

Closure of register of members for the EGM

The register of members of the Company will be closed from Tuesday, 18 March 2025 to Monday, 24 March 2025 (both dates inclusive) for determining the identity of the Shareholders entitled to attend and vote at the EGM. No transfer of Shares will be registered during the above book closure period.

Application of listing of the Consolidated Shares

An application will be made by the Company to the Stock Exchange for the listing of, and the permission to deal in, the Consolidated Shares upon the Share Consolidation becoming effective.

LETTER FROM THE BOARD

Subject to the granting of listing of, and permission to deal in, the Consolidated Shares on the Stock Exchange upon the Share Consolidation becoming effective, as well as compliance with the stock admission requirements of the HKSCC, the Consolidated Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Consolidated Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time. All necessary arrangements will be made by the Company for the Consolidated Shares to be admitted into CCASS established and operated by HKSCC.

None of the Shares are listed or dealt in any other stock exchange other than the Stock Exchange, and at the time the Share Consolidation becoming effective, the Consolidated Shares in issue will not be listed or dealt in on any stock exchange other than the Stock Exchange, and no such listing or permission to deal is being or is proposed to be sought.

A supplemental listing application will also be made by the Company to NYSE regarding the Share Consolidation and the Rights Share(s) with respect to the ADS.

Fractional entitlement to Consolidated Shares

Fractional Consolidated Shares, if any, will be disregarded and will not be issued to the Shareholders but will be aggregated and, if possible, sold for the benefit of the Company. Fractional Consolidated Shares will only arise in respect of the entire shareholding of a holder of the Shares regardless of the number of existing share certificates held by such holder. The ratio of Shares to ADS is as 20 original Shares representing 1 ADS. After the Share Consolidation, the ratio of Shares to ADS will remain the same ratio as 20 Consolidated Shares representing 1 ADS. No fractional ADSs will be allocated. The fractional ADSs, if any, will be sold and the net proceeds will be distributed to the ADS holders that held a fractional interest on the basis of their respective fractional interests.

Exchange of share certificates

Subject to the Share Consolidation having become effective, Shareholders may, during the specified period, submit share certificates for Shares to the Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, to exchange, at the expense of the Company, for new share certificates for the Consolidated Shares.

Thereafter, share certificates for Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may be allowed by the Stock Exchange from time to time) for each share certificate for Shares cancelled or each new share certificate issued for Consolidated Shares, whichever number of share certificates cancelled/issued is higher.

LETTER FROM THE BOARD

The existing share certificates will only be valid for delivery, trading and settlement purposes for the period up to 4:10 p.m. on Tuesday, 6 May 2025 and thereafter will not be accepted for delivery, trading and settlement purposes. However, the existing share certificates will continue to be good evidence of title to the Consolidated Shares on the basis of five (5) Shares for one (1) Consolidated Share.

The new share certificates for the Consolidated Shares will be issued in green colour in order to distinguish them from the existing share certificates in blue colour.

The Depositary will notify NYSE American and all market participants that it will effect a reverse split of the ADSs to mirror the consolidation of the ordinary shares. As a result, old ADSs under the existing CUSIP number will be exchanged for new ADSs under new CUSIP number. Holders of ADSs holding ADSs in a brokerage account or registered holders holding ADSs in direct registration system will automatically be exchanged from their olds ADSs to the new ADSs. Registered holders holding ADSs in certificated form, will receive instructions from the Depositary as to how they may surrender their old certificates in exchange for new certificates.

Other securities of the Company

As at the Latest Practicable Date, there are Outstanding Share Options for subscription of an aggregate of 9,677,692 Shares under the 2014 Share Option Scheme.

As at the Latest Practicable Date, the number of shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 14,628,072 Shares.

As at the Latest Practicable Date, the Company has 5,842,311 outstanding convertible notes with aggregate principal value of US$490,000, which was equivalent to approximately HK$3,797,500 at the fixed exchange rate of HK$7.75:US$1 as stipulated in the subscription agreement dated 19 January 2021 with Lexinter International Inc..

As at the Latest Practicable Date, the Company has 89,423,076 warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one Share at the exercise price of HK$0.65 per Share, subject to adjustment, at any time commencing on the grant date.

As at the Latest Practicable Date, 12,901,336 ADS representing a total of 258,026,720 underlying Shares are in issue. Pursuant to the Deposit Agreement, an ADS Holder has the right to surrender the ADS and convert into corresponding Shares which are being held by the Depositary or the custodian in accordance with the provisions of the Deposit Agreement.

Save as abovementioned, as at the Latest Practicable Date, the Company does not have any other derivatives, options, warrants, other securities or conversion rights or other similar rights which are convertible or exchangeable into, any Shares or Consolidated Shares, as the case may be.

LETTER FROM THE BOARD

Shareholders and potential investors should note that the Share Consolidation is conditional upon satisfaction of the conditions as set out in the paragraph headed “Letter from the Board – Conditions of the Share Consolidation” above. Accordingly, the Share Consolidation may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company. If they are in any doubt, they should consult their professional advisers.

PROPOSED CHANGE IN BOARD LOT SIZE

As at the Latest Practicable Date, the Shares are traded on the Stock Exchange in the board lot size of 2,000 Shares. The Board proposes to change the board lot size for trading on the Stock Exchange from 2,000 Shares to 10,000 Consolidated Shares conditional upon the Share Consolidation becoming effective.

Based on the closing price of HK$0.043 per Share (equivalent to the theoretical closing price of HK$0.215 per Consolidated Share) as quoted on the Stock Exchange as at the Latest Practicable Date, (i) the value of each existing board lot of Shares is HK$86; (ii) the value of each board lot of 2,000 Consolidated Shares would be HK$430 assuming the Share Consolidation becoming effective; and (iii) the estimated value per board lot of 10,000 Consolidated Shares would be HK$2,150 assuming that the Share Consolidation and the Change in Board Lot Size becoming effective.

The Change in Board Lot Size will not result in change in the relative rights of the Shareholders.

For the avoidance of doubt, if the Share Consolidation is not approved at the EGM, the proposed Change in Board Lot Size will not become effective and the Shares will continue to be traded on the Stock Exchange in board lot of 2,000 Shares.

Odd lot arrangements and matching services

In order to facilitate the trading of odd lots (if any) of the Consolidated Shares arising from the Share Consolidation and the Change in Board Lot Size, the Company has appointed Cheong Lee Securities Limited to stand in the market and provide matching services on a best effort basis, to those Shareholders who wish to acquire odd lots of the Consolidated Shares to make up a full board lot, or to dispose of their holding of odd lots of the Consolidated Shares during the period from 9:00 a.m. on Thursday, 10 April 2025 to 4:00 p.m. on Tuesday, 6 May 2025 (both days inclusive). Shareholders who wish to take advantage of this service should contact Ms. Yu of the Cheong Lee Securities Limited at Unit B, 16/F., Bank of East Asia Harbour View Center, 56 Gloucester Road, Wanchai, Hong Kong or at telephone number (852) 3426 6338 during office hours of such period.

LETTER FROM THE BOARD

Holders of Shares in odd lots should note that the matching services mentioned above are on a best effort basis only and successful matching of the sale and purchase of odd lots of Shares is not guaranteed and will depend on there being adequate amount of odd lots of Shares available for matching. Shareholders are advised to consult their financial advisers if they are in doubt about the above arrangements.

Shareholders or potential investors should note that (i) odd lots will be created after the Share Consolidation and the Change in Board Lot Size; (ii) odd lot arrangements do not guarantee successful matching of all odd lots at the relevant market price; and (iii) odd lots might be sold below the market price.

REASONS FOR THE PROPOSED SHARE CONSOLIDATION AND THE CHANGE IN BOARD LOT SIZE

Pursuant to Rule 13.64 of the Listing Rules, where the market price of the securities of the issuer approaches the extremities of HK$0.01 or HK$9,995, the Stock Exchange reserves the right to require the issuer either to change the trading method or to proceed with consolidation or splitting of its securities. Further, the “Guide on Trading Arrangements for Selected Types of Corporate Actions” issued by the Hong Kong Exchanges and Clearing Limited has further stated that (i) the market price of the Shares at a level less than HK$0.10 each will be considered as trading at extremity as referred to under Rule 13.64 of the Listing Rules; and (ii) taking into account the minimum transaction costs for a securities trade, the expected value per board lot should be greater than HK$2,000.

In view of the fact that the share price of the Company has been trading at a price approaching or below HK$0.1 for the past three months, and the closing price of the Shares as at the Latest Practicable Date was HK$0.043 per Share. The value of each existing board lot of 2,000 Shares was HK$86, which was less than HK$2,000. Based on the above, the Board resolved to propose the Share Consolidation and the Change in Board Lot Size, resulting in HK$0.215 per Consolidated Share and HK$2,150 per board lot of 10,000 Consolidated Shares with the view to complying with the trading requirements under the Listing Rules.

The Directors consider that the Share Consolidation will bring about a corresponding upward adjustment in the trading price per Consolidated Share on the Stock Exchange. Furthermore, the Share Consolidation and the Change in Board Lot Size would reduce the overall transaction and handling costs of dealings in the Shares as a proportion of the market value of each board lot, since most of the banks/securities houses will charge a minimum transaction cost for each securities trade.

As at the Latest Practicable Date, the Company has (i) no intention to carry out other corporate actions in the next 12 months which may have an effect of undermining or negating the intended purpose of the Share Consolidation and Change in Board Lot Size; and (ii) does not have any agreement, arrangement, understanding or negotiation (either concluded or in process) on any potential fund-raising activities which will involve issue of shares of the Company and save for the Rights Issue, the Company has no intention or plan to conduct other equity fund-raising activities in the next 12 months upon completion of the Rights Issue. However, if there shall arise any change of the Group’s current circumstances and existing business plans and that the net proceeds from the Rights Issue may not satisfy such upcoming financing needs, the Board does not rule out the possibility that the Company may conduct further equity fund-raising exercises to support such future developments of the Group. The Company will make further announcement(s) in this regard in accordance with the Listing Rules as and when appropriate.

LETTER FROM THE BOARD

In addition, the Board considers that the Share Consolidation and the Change in Board Lot Size would maintain the trading amount for each board lot at a reasonable level which will increase the attractiveness of investing the Shares from a broader range of institutional and professional investors and thus would help to further broaden the shareholder base of the Company and improve the value of the Shares in the long run.

In view of the above reasons, the Company considers the Share Consolidation and Change in Board Lot Size are justifiable notwithstanding the potential costs and impact arising from the creation of odd lots to Shareholders. Accordingly, the Board is of the view that the Share Consolidation and Change in Board Lot Size are beneficial to and in the interests of the Company and the Shareholders as a whole.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

The Board proposes to increase the authorised share capital of the Company from HK$30,000,000 divided into 2,000,000,000 Shares and 1,000,000,000 Preference Shares to HK$100,000,000 divided into 9,000,000,000 Shares (or 1,800,000,000 Consolidated Shares after the Share Consolidation becoming effective) and 1,000,000,000 Preference Shares. Subject to the passing of an ordinary resolution by the Shareholders at the EGM to approve the Increase in Authorised Share Capital, the Increase in Authorised Share Capital will become effective on the date of the EGM.

In order to accommodate the future growth of the Group and to provide the Company with greater flexibility to raise funds from the Rights Issue, the Board considers the Increase in Authorised Share Capital is in the interests of the Company and the Shareholders as a whole.

Subject to the passing of such ordinary resolution, the Increase in Authorised Share Capital will become effective on the date of the EGM in any event regardless the result of other resolutions in the EGM.

LETTER FROM THE BOARD

PROPOSED RIGHTS ISSUE

The Company proposes to implement the Rights Issue on the basis of three Rights Shares for every one Consolidated Share held on the Record Date at the Subscription Price of HK$0.170 per Rights Share, to raise approximately HK$119.7 million by issuing 704,284,056 Rights Shares to the Qualifying Shareholders. The Rights Issue is only available to Qualifying Shareholders and will not be extended to Non-Qualifying Shareholders:

Rights Issue statistics

Basis of the Rights Issue	:	Three (3) Rights Shares for every one (1) Consolidated Share held by the Qualifying Shareholders on the Record Date

Subscription Price	:	HK$0.170 per Rights Share

Number of Shares in issue as at the Latest Practicable Date	:	1,173,806,762 Shares

Number of Consolidated Shares in issue upon the Share Consolidation becoming effective	:	234,761,352 Consolidated Shares (assuming there is no further allotment and issue or repurchase of Shares up to the effective date of the Share Consolidation)

Maximum number of Rights Shares	:	704,284,056 Rights Shares (assuming there is no other change in the total number of issued Shares on or before the Record Date)

Aggregate nominal value of the Rights Shares	:	HK$35,214,202.80 (assuming no change in the number of Shares in issue on or before the Record Date)

Total Consolidated Shares as enlarged by the Rights Issue (assuming the Rights Issue is fully subscribed)	:	939,045,408 Consolidated Shares (assuming no change in the number of Shares in issue on or before the Record Date and that no new Shares (other than the Rights Shares) will be allotted and issued on or before completion of the Rights Issue)

Maximum gross proceeds to be raised from the Rights Issue	:	Approximately HK$119.7 million

Assuming there is no change in the number of issued Shares on or before the Record Date, 704,284,056 Rights Shares to be issued pursuant to the terms of the proposed Rights Issue represents (i) 300% of the total number of issued Consolidated Shares upon the Share Consolidation becoming effective; and (ii) approximately 75% of the total number of issued Consolidated Shares upon the Share Consolidation becoming effective and as enlarged by the allotment and issue of the Rights Shares.

LETTER FROM THE BOARD

The Subscription Price

The Subscription Price is HK$0.170 per Rights Share, which shall be payable in full by a Qualifying Shareholder upon acceptance of the relevant provisional allotment of the Rights Shares or when a transferee of nil-paid Rights Shares applies for the Rights Shares. The Subscription Price represents:

(i)	a discount of approximately 20.93% to the adjusted closing price of HK$0.215 per Consolidated Share as quoted on the Stock Exchange on the Latest Practicable Date, assuming Share Consolidation has become effective;

(ii)	a discount of approximately 32.00% to the adjusted closing price of HK$0.250 per Consolidated Share based on the closing price of HK$0.050 per Share as quoted on the Stock Exchange on the Last Trading Day and adjusted for the effect of the Share Consolidation;

(iii)	a discount of approximately 28.27% to the average of the closing prices of approximately HK$0.237 per Consolidated Share based on the average closing price of approximately HK$0.047 as quoted on the Stock Exchange for the 5 consecutive trading days up to and including the Last Trading Day;

(iv)	a discount of approximately 51.73% to the average of the closing prices of approximately HK$0.352 per Consolidated Share based on the average closing price of HK$0.070 as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Day;

(v)	a discount of approximately 10.53% to the theoretical ex-rights price of approximately HK$0.190 per Consolidated Share based on the closing price of HK$0.250 per Consolidated Share as quoted on the Stock Exchange for the Last Trading Day;

(vi)	theoretical dilution effect (as defined under Rule 7.27B of the Listing Rules) represented by a discount of approximately 24.00%, represented by the theoretical diluted price of approximately HK$0.190 per Consolidated Share to the benchmarked price of approximately HK$0.250 per Consolidated Share (as defined under Rule 7.27B of the Listing Rules, taking into account the higher of (i) the closing price of the Shares as quoted on the Stock Exchange on the Last Trading Day and (ii) the average of the closing prices of the Shares as quoted on the Stock Exchange for the five (5) previous consecutive trading days prior to the date of this circular and adjusted for the effect of the Share Consolidation); and

LETTER FROM THE BOARD

(vii)	a discount of approximately 87.88% to the consolidated net asset value per Consolidated Share of approximately HK$1.402 (based on the consolidated net asset value of the Company as at 30 June 2024 of approximately HK$329.2 million and the total number of issued Consolidated Shares after the Share Consolidation and before the Rights Issue, which will be 234,761,352).

The Subscription Price was determined by Company with reference to the amount of fund raising targeted by the Company under the Rights Issue, the market price of the Shares under the prevailing market conditions, the current business performance and financial position of the Group and the reasons for the Rights Issue and the intended use of proceeds as set out in this circular. The Company therefore intends to raise funds in the range of HK$119.7 million to invest in business development and strengthen the balance sheet position as well as to replenish the general working capital for the Group’s business and operation. Further, as illustrated above, the Subscription Price of HK$0.170 was set at a discount to the recent trading prices of Shares of approximately 51.73% when compared to the average of the closing price of approximately HK$0.352 per Consolidated Shares based on the average closing price of HK$0.070 as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Day. Furthermore, the Subscription Price represents (i) a discount of theoretical diluted price per Consolidated Share to the benchmarked price per Consolidated Share as defined under Rule 7.27B of the Listing Rules and (ii) a significant discount to the consolidated net asset value per Share as at 31 December 2023. Given that the market capitalisation of the Group consistently fell considerably short of its net asset value from 4 November 2024 to 3 December 2024, being the past month prior to and including the Last Trading Day, where the market capitalisation of the Group during the Review Period ranged from approximately HK$96.3 million to approximately HK$58.7 million, which represented a discount of approximately 70.77% and 82.17% respectively to the then audited consolidated net asset value attributable to the Shareholders. This substantial disparity reflects the level of market confidence in the Group’s financial performance, position, and future prospects. The Directors are of the view that the market value of the Shares no longer accurately reflects the underlying net asset value. Hence, after considering all above factors, the Company believes that it is fair and reasonable to set the Subscription Price at a discount to the recent market price and the net asset value of the Company as at 30 June 2024 of the Shares (taking into account the effect of the Share Consolidation) in order to attract Shareholders and investors to participate in the Rights Issue.

In view of the above, the Directors (including the members of the Independent Board Committee) consider that the terms of the Rights Issue, including the Subscription Price which has been set at a discount to the recent closing prices of the Shares with an objective to encourage Qualifying Shareholders to take up their entitlements so as to participate in the potential growth of the Company, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Each Rights Share will have a par value of HK$0.05. The aggregate nominal value of the maximum number of Rights Shares will be HK$35,214,202.80.

LETTER FROM THE BOARD

Non-underwritten Basis

The Rights Issue will proceed on a non-underwritten basis irrespective of the level of acceptance of the provisionally allotted Rights Shares. In the event the Rights Issue is not fully subscribed, any Rights Shares not taken up by the Qualifying Shareholders will be placed to independent placees under the Compensatory Arrangements. Any Unsubscribed Rights Shares remain not placed under the Compensatory Arrangements will not be issued by the Company and the size of the Rights Issue will be reduced accordingly. There is no minimum amount to be raised under the Rights Issue.

As the Rights Issue will proceed on a non-underwritten basis, the Shareholder who applies to take up all or part of his/her/its entitlements under the PAL(s) may unwittingly incur an obligation to make a general offer for the Shares under the Takeovers Code. Accordingly, the Rights Issue will be made on terms that the Company will provide for the Shareholders to apply on the basis that if the Rights Shares are not fully taken up, the application of any Shareholder (except for HKSCC Nominees Limited) for his/her/its assured entitlement under the Rights Issue will be scaled down to a level which does not trigger an obligation on part of the relevant Shareholder to make a general offer under the Takeovers Code in accordance to the note to Rule 7.19(5) of the Listing Rules.

Status of the Rights Shares

The Rights Shares, when issued and fully paid, will be free from all liens, charges, encumbrances and third-party rights, interests or claims of any nature whatsoever and shall rank pari passu in all respects with the Shares then in issue, including as to the right to receive all dividends and distributions which may be declared, made or paid on or after the date of allotment of the Rights Shares.

Qualifying Shareholders

The Company will send the Prospectus Documents to the Qualifying Shareholders only. For the avoidance of doubt, unless Qualifying Shareholders submit their requests in writing to the Company for printed copies of the Prospectus, the Company will send the Prospectus to Qualifying Shareholders in electronic form, while the PAL will be sent in printed copies. For the Non-Qualifying Shareholders, the Company will send copies of the Prospectus to them in electronic form for their information only, but no PAL will be sent to the Non-Qualifying Shareholders. To qualify for the Rights Issue, a Shareholder must be registered as a member of the Company and not be a Non-Qualifying Shareholder on the Record Date.

Shareholders whose Shares are held by nominee companies (or which are deposited in CCASS) should note that the Board will regard a nominee company (including HKSCC Nominees Limited) as a single Shareholder according to the register of members of the Company. Shareholders with their Shares held by nominee companies (or which are deposited in CCASS) are advised to consider whether they would like to arrange for registration of the relevant Shares in the name of the beneficial owner(s) prior to the Record Date.

LETTER FROM THE BOARD

In order to be registered as members of the Company on the Record Date, a Shareholder must lodge the relevant transfer(s) of Share(s) (with the relevant share certificates) with the Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong by no later than the Latest Lodging Time.

The last day of dealing in the Consolidated Shares on cum-rights basis is Wednesday, 26 March 2025. The Consolidated Shares will be dealt with on an ex-rights basis from Thursday, 27 March 2025.

Qualifying Shareholders who take up their pro-rata entitlement in full under the Rights Issue will not suffer any dilution to their interests in the Company.

Qualifying Shareholders who do not take up the Rights Shares to which they are entitled and Non-Qualifying Shareholders should note that their shareholdings in the Company will be diluted.

Rights of Overseas Shareholders

The Prospectus Documents are not intended to be registered under the applicable securities legislation of any jurisdiction other than Hong Kong. Overseas Shareholders may not be eligible to take part in the Rights Issue as explained below.

In compliance with Rule 13.36(2)(a) of the Listing Rules, the Company have made necessary enquiries regarding the feasibility of extending the Rights Issue to the Overseas Shareholders (if any). If, the Directors consider that it is necessary or expedient not to offer the Rights Shares to the Overseas Shareholders on account either of the legal restrictions under the laws of the relevant place(s) or the requirements of the relevant regulatory body or stock exchange in that (those) place(s), the Rights Issue will not be extended to such Overseas Shareholders. The Rights Share(s) may not be offered or sold in the United States, to any U.S. Person as defined by the Securities Act, or to any of the holders of the American Depositary Shares that are listed for trading on the NYSE American unless there is a registration of such securities under the Securities Act or an exemption from the registration requirements of the Act is available. The Company does not intend to make any such registration.

The Company will send the Prospectus (without the PAL) and a letter explaining the circumstances in which the Non-Qualifying Shareholders are not permitted to participate in the Rights Issue to the Non-Qualifying Shareholders for their information only. As at the Latest Practicable Date, save for the ADS Holders, there was no Non-Qualifying Shareholders.

LETTER FROM THE BOARD

It should be remarked that, if a Shareholder resides outside Hong Kong and/or any other overseas resident (including both individuals and companies) wish to invest in the Rights Shares (whether in nil-paid or fully-paid form), he/she/it shall be responsible for complying with the relevant laws of the relevant territory or jurisdiction. The Company will not be responsible for verifying the legal qualification of such Shareholder and/or resident and thus, should the Company suffer any losses or damages due to non-compliance with the laws of the relevant territory or jurisdiction by any such Shareholder and/or resident, the Company shall not be obliged to issue the Rights Shares (whether in nil-paid or fully-paid form) to any such Shareholder and/or resident, if issuing the Rights Shares (whether in nil-paid or fully-paid form) to them is not compliant with the relevant laws or requirements of the relevant territory or jurisdiction.

As at the Latest Practicable Date, there are 111 Overseas Shareholders holding 2,086,000 Shares (representing approximately 0.1777% of the issued share capital of the Company as at the Latest Practicable Date) with registered address situated in the PRC, 56 Overseas Shareholders holding 150,000 Shares (representing approximately 0.0128% of the issued share capital of the Company as at the Latest Practicable Date) with registered address located in Philippines, 6 Overseas Shareholders holding 22,622,104 Shares (representing approximately 1.9272% of the issued share capital of the Company as at the Latest Practicable Date) with registered address located in the U.S., 2 Overseas Shareholders holding 6,976,438 Shares (representing approximately 0.5943% of the issued share capital of the Company as at the Latest Practicable Date) with registered address located in Canada, 1 Overseas Shareholder holding 6,500,000 Shares (representing approximately 0.5538% of the issued share capital of the Company as at the Latest Practicable Date) with registered address in Cyprus and 1 Overseas Shareholder holding 200,000 Shares (representing approximately 0.0170% of the issued share capital of the Company as at the Latest Practicable Date) with registered address situated in British Virgin Islands. The Company has, in compliance with Rule 13.36(2)(a) of the Listing Rules, made necessary enquiries regarding the feasibility of extending the Rights Issue to the Overseas Shareholders. Based on legal advice provided by the legal advisers as to the law in the PRC, Philippines and British Virgin Islands engaged by the Company and having considered the circumstances, the Board is of the opinion that the relevant legal restrictions and requirements of the relevant body in the PRC, Philippines and British Virgin Islands or the Stock Exchange do not make it necessary or expedient to exclude the Overseas Shareholders with registered address in the PRC, Philippines and British Virgin Islands from the Rights Issue. Accordingly, the Rights Issue will be offered to the Overseas Shareholders in the jurisdiction of the PRC, Philippines and British Virgin Islands. However, the Company is of the opinion that it would be necessary or expedient, on account of the legal restrictions or prohibitions under the laws of the relevant jurisdictions or any requirements of the relevant regulatory body or stock exchange in such jurisdictions and/or the expenditures or time needs to be incurred, not to offer the Rights Shares to the relevant Overseas Shareholders in the U.S., Canada and Cyprus (the “Excepted Shareholders”), no provisional allotment of nil-paid Rights Shares or allotment of fully-paid Rights Shares will be made to Excepted Shareholders due to the time and cost involved in the compliance with the applicable legal or regulatory requirements or special formalities in these jurisdictions if the Rights Shares were to be lawfully made to such Excepted Shareholders. Accordingly, the Excepted Shareholders will be regarded as Non-Qualifying Shareholders and will not qualify for the Rights Issue.

LETTER FROM THE BOARD

Arrangements for the NQS Rights Shares

Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses and stamp duty, of more than HK$100 will be paid pro rata to the Non-Qualifying Shareholders. The Company will retain individual amounts of HK$100 or less for the benefit of the Company. Any unsold entitlement of Non-Qualifying Shareholders to the Rights Shares and any Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders will, if possible, be placed by the Placing Agent under the Compensatory Arrangements to investors who (or as the case may be, their ultimate beneficial owner(s)) are not Shareholders and are otherwise Independent Third Parties.

Overseas Shareholders should note that they may or may not be entitled to the Rights Issue. Accordingly, Overseas Shareholders should exercise caution when dealing in the securities of the Company.

Closure of register of members for the Rights Issue

The register of members of the Company will be closed from Tuesday, 18 March 2025 to Monday, 24 March 2025 (both days inclusive) for determining the eligibility of the Shareholders to attend and vote at the EGM. The register of members of the Company will be closed from Monday, 31 March 2025 to Monday, 7 April 2025 for determining the Shareholders’ entitlements to the Rights Issue. No transfer of Shares will be registered during the above book closure periods.

Basis of provisional allotment

The basis of the provisional allotment shall be three Rights Shares for every one Consolidated Share in issue and held by the Qualifying Shareholders at the close of business on the Record Date at the Subscription Price payable in full on acceptance and otherwise on the terms and subject to the conditions set out in the Prospectus Documents.

Application for all or any part of a Qualifying Shareholder’s provisional allotment should be made by lodging a duly completed PAL and a cheque or a banker’s cashier order for the sum payable for the Rights Shares being applied for with the Registrar on or before the Latest Time for Acceptance.

Fractional entitlement to the Rights Shares

On the basis of provisional allotment of three Rights Shares for every one Consolidated Share held by the Qualifying Shareholders on the Record Date, no fractional entitlements to the Rights Shares will arise under the Rights Issue.

LETTER FROM THE BOARD

Arrangement on Odd Lot Trading

In order to facilitate the trading of odd lots (if any) of the Shares arising from the Rights Issue, the Company will arrange odd lot trading services during Thursday, 10 April 2025 to Tuesday, 6 May 2025 (both days inclusive). Shareholders who wish to take advantage of this service should contact Cheong Lee Securities Limited at Unit B, 16/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong during office hours (i.e. 9:00 a.m. to 6:00 p.m.) of such period. Shareholders should note that matching of the sale and purchase of odd lots of the Shares is on a best effort basis and successful matching of the sale and purchase of such odd lots is not guaranteed.

Stamp duty and other applicable fees

Dealings in the Rights Shares in both their nil-paid and fully-paid forms will be subject to payment of stamp duty, Stock Exchange trading fee, transaction levy, investor compensation levy or any other applicable fees and charges in Hong Kong.

Certificates of the Rights Shares and refund cheques for the Rights Issue

Subject to the fulfilment of the conditions of the Rights Issue, share certificates for all fully-paid Rights Shares are expected to be posted to those entitled thereto by ordinary post to their registered addresses at their own risk on or before Thursday, 22 May 2025. If the Rights Issue is terminated, refund cheques in respect of the applications for Rights Shares are expected to be posted on or before Thursday, 22 May 2025 by ordinary post to the applicants at their own risk.

Taxation

Shareholders are advised to consult their professional advisers if they are in any doubt as to the taxation implications of the receipt, purchase, holding, exercising, disposing of or dealing in, the nil-paid Rights Shares or the Rights Shares and, regarding the Non-Qualifying Shareholders, their receipt of the net proceeds, if any, from sale of the nil-paid Rights Shares on their behalf otherwise falling to be issued to them under the Rights Issue under the laws of jurisdictions in which they are liable to taxation. It is emphasised that none of the Company, the Directors nor any other parties involved in the Rights Issue accepts responsibility for any tax effects on, or liabilities of, any person resulting from subscribing for, purchasing, holding, disposal of, dealings in or exercising any rights in relation to the Shares or the Rights Shares.

Application for listing

The Company will apply to the Listing Committee for the listing of, and the permission to deal in, the Rights Shares (in both nil-paid and fully-paid forms) to be issued and allotted pursuant to the Rights Issue. No part of the securities of the Company is listed or dealt in, and no listing of or permission to deal in any such securities is being or is proposed to be sought, on any other stock exchanges.

LETTER FROM THE BOARD

Pursuant to the Change in Board Lot Size, the nil-paid Rights Shares and the fully-paid Rights Shares shall be traded in the board lot of 10,000 Consolidated Shares.

Rights Shares will be eligible for admission into CCASS

Subject to the granting of the listing of, and the permission to deal in, the Rights Shares (in both nil-paid and fully-paid forms) on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares (in both nil-paid and fully-paid forms) will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares on the Stock Exchange, or such other dates as determined by HKSCC.

Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time. Shareholders should seek advice from their licensed securities dealer(s) or other professional adviser(s) for details of those settlement arrangements and how such arrangements will affect their rights and interests.

Procedures in respect of the Unsubscribed Rights Shares and the Compensatory Arrangements

Pursuant to Rule 7.21(1)(b) of the Listing Rules, the Company must make arrangements to dispose of the Unsubscribed Rights Shares by offering the Unsubscribed Rights Shares to independent placees for the benefit of the Shareholders to whom they were offered by way of the rights. There will be no excess application arrangements in relation to the Rights Issue as stipulated under Rule 7.21(1)(a) of the Listing Rules.

The Company entered into the Placing Agreement with the Placing Agent in relation to the placing of the Unsubscribed Rights Shares to independent placees on a best effort basis. Pursuant to the Placing Agreement, the Company has appointed the Placing Agent to place the Unsubscribed Rights Shares during the Placing Period to independent placees on a best effort basis, and any premium over the Subscription Price for those Rights Shares that is realised will be paid to those No Action Shareholders and Non-Qualifying Shareholders on a pro-rata basis. The Placing Agent will, on a best effort basis, procure, by not later than 4:00 p.m. on Monday, 12 May 2025, acquirers for all (or as many as possible) of those Unsubscribed Rights Shares. Any Unsubscribed Rights Shares which are not placed will not be issued by the Company and the size of the Rights Issue will be reduced accordingly.

LETTER FROM THE BOARD

Net Gain (if any) will be paid (without interest) to the No Action Shareholders and Non-Qualifying Shareholders as set out below on a pro-rata basis (but rounded down to the nearest cent):

A.	the relevant Qualifying Shareholders (or such persons who hold any nil-paid rights at the time such nil-paid rights are lapsed) whose nil-paid rights are not validly applied for in full, by reference to the extent that Shares in his/her/its nil-paid rights are not validly applied for; and

B.	the relevant Non-Qualifying Shareholders with reference to their shareholdings in the Company on the Record Date.

If and to the extent in respect of any Net Gain, any No Action Shareholders or Non-Qualifying Shareholders become entitled on the basis described above to an amount of HK$100 or more, such amount will be paid to the relevant No Action Shareholder(s) and Non-Qualifying Shareholders in Hong Kong Dollars only and the Company will retain individual amounts of less than HK$100 for its own benefit.

THE PLACING AGREEMENT

Principal terms of the Placing Agreement are summarised as below

On 3 December 2024 (after trading hours of the Stock Exchange), the Company and the Placing Agent entered into the Placing Agreement, pursuant to which the Placing Agent has agreed to procure Placee(s), on a best effort basis, to subscribe for the Unsubscribed Rights Shares. Details of the Placing Agreement are as follows:

Date	:	3 December 2024 (after trading hours of the Stock Exchange)

Placing Agent	:	Cheong Lee Securities Limited

As at the Latest Practicable Date, the Placing Agent and its ultimate beneficial owner(s) are Independent Third Parties

Placing Commission	:	The Company shall pay the Placing Agent a placing commission, being 1.5% of the amount which is equal to the Placing Price multiplied by the total number of the Unsubscribed Rights Shares which are successfully placed by the Placing Agent.

Placing Price	:	The placing price of the Unsubscribed Rights Shares shall be at least equal to the Subscription Price and the final price determination will depend on the demand for and the market conditions of the Unsubscribed Rights Shares during the placement process.

LETTER FROM THE BOARD

Placing Period	:	The period from Tuesday, 6 May 2025 up to 4:00 p.m. on Monday, 12 May 2025, or such other dates as the Company may announce, being the period during which the Placing Agent will seek to effect the Compensatory Arrangements.

The Unsubscribed Rights Shares are expected to be placed to investors who (or the case may be, their ultimate beneficial owner(s)) are Independent Third Parties.

Condition Precedent	:	The obligations of the Placing Agent under the Placing Agreement are conditional upon:

		(i)	the Share Consolidation and the Increase in Authorised Share Capital becoming effective;

		(ii)	the Listing Committee of the Stock Exchange granting the approval for the listing of, and the permission to deal in, the Rights Shares, including the Placing Shares;

		(iii)	none of the representations, warranties or undertakings contained in the Placing Agreement being or having become untrue, inaccurate or misleading in any material respect at any time before the completion, and no fact or circumstance having arisen and nothing having been done or omitted to be done which would render any of such undertakings, representations or warranties untrue or inaccurate in any material respect if it was repeated as at the time of completion; and

		(iv)	the Placing Agreement not having been terminated in accordance with the provisions thereof.

The Placing Agent shall, on a best effort basis during the Placing Period, seek to procure placees who (or as the case may be, their ultimate beneficial owner(s)) are Independent Third Parties to subscribe for the Unsubscribed Rights Shares and any premium over the Subscription Price for those Rights Shares that is realised will be paid to those No Action Shareholders and Non-Qualifying Shareholders on a pro-rata basis.

LETTER FROM THE BOARD

The Company will ensure that it will continue to comply at all times with the public float requirement under Rule 8.08 after the Placing and the Rights Issue, after the Placing Period, it is expected that none of the Placees will become a substantial Shareholder. If any of the Placees will become a substantial Shareholder after completion of the Placing and Rights Issue, further announcement will be made by the Company.

The Compensatory Arrangements are in compliance with the requirements under Rule 7.21(1)(b) under which the No Action Shareholders may be compensated even if they do nothing (i.e. neither subscribe for Rights Shares nor sell their nil-paid rights) given that the Unsubscribed Rights Shares will be first offered to Independent Third Parties and any premium over the Subscription Price will be paid to the No Action Shareholders. The commission payable to the Placing Agent and the related fees and expenses in relation to such placing will be borne by the Company.

The Placing Agent confirms that it is an Independent Third Party. The terms of the Placing Agreement, including the placing commission, were determined after an arm’s length negotiation between the Placing Agent and the Company with reference to the prevailing market rate and the Company considers the terms to be normal commercial terms. The placing commission of the rights issue transactions announced in the Stock Exchange over the period from 4 September 2024 to 3 December 2024, being three months prior and up to the Last Trading Day, ranged from 0% to 3.50%, with the average and median of approximately 1.55% and 1.50%, respectively. Therefore, the Board is of the view the commission rate of 1.5% is on normal commercial terms, fair and reasonable in light of such rate being within the aforesaid range of the recent commission rate of the rights issue transactions in the market.

The Company considers that the Compensatory Arrangements will provide a compensatory mechanism for the No Action Shareholders, protect the interest of the Independent Shareholders, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Given that the Company has put in place the Compensatory Arrangements as required by Rule 7.21(1)(b) of the Listing Rules, there will be no excess application arrangements in relation to the Rights Issue as stipulated under Rule 7.21(1)(a) of the Listing Rules.

Conditions of the Rights Issue

The Rights Issue is conditional upon:

(a)	the passing by the Shareholders (or the Independent Shareholders, as the case may be) at the EGM of the necessary resolution(s) to approve the Share Consolidation, the Increase in Authorised Share Capital, the Rights Issue and the transactions contemplated thereunder (including but not limited to the allotment and issue of the Rights Shares) by no later than the Prospectus Posting Date;

LETTER FROM THE BOARD

(b)	the Listing Committee of the Stock Exchange granting or agreeing to grant and not having withdrawn or revoked the listing of, and permission to deal in, all the Rights Shares (in their nil-paid and fully-paid forms);

(c)	the delivery to the Stock Exchange and the filing and registration with the Registrar in Hong Kong respectively one duly certified copy of each of the Prospectus Documents duly signed by two Directors (or by their agents duly authorised in writing) as having been approved by resolution of the Directors (and all other documents required to be attached thereto) and otherwise in compliance with the Listing Rules and the Companies (Winding Up and Miscellaneous Provisions) Ordinance not later than the Prospectus Posting Date;

(d)	the posting of the Prospectus Documents to the Qualifying Shareholders by the Prospectus Posting Date and the posting of the Prospectus and a letter in the agreed for to the Non-Qualifying Shareholders, if any, for information purpose only explaining the circumstances in which they are not permitted to participate in the Rights Issue on or before the Prospectus Posting Date; and

(e)	the Placing Agreement not being terminated pursuant to the terms thereof and remain in full force and effect.

None of the above conditions can be waived. If any of the conditions referred to above is not fulfilled by the Latest Time for Termination, the Rights Issue will not proceed.

Undertaking

The Company has not received, as at the Latest Practicable Date, any irrevocable undertaking from any substantial Shareholder of the Company of any intention in relation to the Rights Shares to be provisionally allotted to that Shareholder under the Rights Issue.

AMERICAN DEPOSITARY SHARES

The Rights Issue and the Right Shares of the Company issuable upon the exercise of such share rights have not been registered under the Securities Act of, or any securities laws of any state in, the United States. No securities of the Company may be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration or an applicable exemption from such registration requirements. As provided in registration statement on Form F-1 that was filed by the Company with the U.S. Securities and Exchange Commission and declared effective on 16 August 2022, and under the terms and conditions of the Deposit Agreement, the Company may exclude the ADS Holders for newly issued Rights Shares. The Company does not intend to offer the Rights Issue to the ADS Holders.

LETTER FROM THE BOARD

As provided in the Deposit Agreement, the Depositary may to the extent deemed by it to be lawful and practical sell the nil-paid rights and distribute the net proceeds of that sale to the ADS Holders entitled to those proceeds. The Depositary will use reasonable efforts to sell the nil-paid rights in proportion to the number of ADS held by the applicable ADS Holders and pay the net proceeds to such ADS Holders otherwise entitled to the nil-paid rights that were sold, upon an averaged or other practical basis without regard to any distinctions among such ADS Holders because of exchange restrictions or the date of delivery of any ADS or otherwise. The Depositary may enter into any arrangements with the Company or persons acting on behalf of the Company to effect the orderly disposal or such nil-paid rights. There is no assurance that the nil-paid rights may be sold at a price greater than the related expenses allocable to ADS Holders. To the extent the nil-paid rights are not disposed of, the Depositary shall permit the nil-paid rights to lapse unexercised and the ADS Holders will not be entitled to any compensation or distribution. An ADS Holders that is not a U.S. person that would like to participate in the Rights Issue and invest in the Right Share(s) (whether in nil-paid or fully-paid form) would need to convert their ADS to Shares or Consolidated Shares (as the case may be) prior to the record date for the Rights Issue specified in this circular.

REASONS FOR THE RIGHTS ISSUE AND THE USE OF PROCEEDS

The Company is an investment holding company. The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

As disclosed in the annual report of the Company for the year ended 31 December 2023, on 19 July 2023 the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park (the “Park”) which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC (the “Project”). Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. The Project will be carried out in different phases, and the Company’s total investment in the first phase of the Project (the “Phase 1 Project”) is estimated around RMB1 billion. Pursuant to the announcements of the Company dated 10 January 2024 and 18 November 2024, the Phase 1 Project has been delayed mainly due to power supply issue and the Company has been actively negotiating with the local power supply authorities, a local power engineering company, the landlord and Nanshu Town Government in order to resolve the issue. Further update to the Phase 1 Project, will be made by the Company by way of announcement(s) in relation thereto as and when appropriate in accordance with the Listing Rules.

LETTER FROM THE BOARD

Meanwhile, the Company and the Nanshu Town Government planned to conduct another cooperation in promoting the second phase of the Project (the “Phase 2 Project”) in Nanshu Town to further promote the development of Nanshu Town’s lithium battery new energy industry. The Directors noted that the Phase 2 Project can be carried out without being affected by the progress of Phase 1 Project and the condition of power supply in Nanshu Town. The estimated investment amount of the Phase 2 Project is RMB2 billion and the Phase 2 Project is mainly engaged in the production and processing of lithium battery anode materials. Being the cooperation partner, the Group shall make investments to the Phase 2 Project and pay taxes to Nanshu Town Government in return. As at the Latest Practicable Date, the Company is in progress to acquire land in Nanshu Town (the “Land”) through public tender, auction or listing-for-sale process. Based on the best estimation of the Board, tentatively the Company intends to construct a factory with total area of about 50,000 square meters on the Land for the production and processing of lithium battery anode materials. Based on the estimation of the Directors, the Land can be put out for bidding and auction within 6 months after all relevant plans and approval are ready. Currently, the Company is negotiating with the local government on the investment terms and conditions of the Phase 2 Project. The Company estimates the construction of the Phase 2 Project will start within four to six months after the land auction if the Land has been granted to the Company by public tender, auction and listing-for-sale. Alternatively the Company may apply for other available land parcels inside the Park through the land application list in case the auction for the Land is not successful. Currently, based on the information on hands, there are at least three vacant land parcels located in the Park which is also available for auction. In light of the financial performance of the Group for the year ended 31 December 2023, the Board considers that it is vital for the Group to have access to additional funding and working capital in order to facilitate its future development and maintain its competitiveness in the market.

In addition, as disclosed in the interim report of the Company for the six months ended 30 June 2024, the Group recorded unaudited current liabilities and non-current liabilities of approximately HK$367.8 million and HK$142.2 million respectively, in particular interest-bearing loans of approximately HK$150.1 million to be repayable within one year. As the Group had unaudited cash and cash balances of approximately HK$10.4 million as at 30 June 2024, the Company will be left with very limited cashflow should it use its cash to satisfy the relevant payables. Having considered the prevailing market condition and low level of cash on hand available to the Group, the Directors are of the view that the Rights Issue could provide sufficient funds at no borrowing costs for the Group to make partial repayment of the borrowings and to support the strategic development and general working capital of the Group.

Assuming full subscription under the Rights Issue, the gross proceeds from the Rights Issue are expected to be approximately HK$119.7 million. The net proceeds from the Rights Issue (after deducting the estimated expenses of approximately HK$4.0 million) are estimated to be approximately HK$115.7 million. The estimated net subscription price per Rights Shares after deducting the related expenses of the Rights Issue is expected to be approximately HK$0.164.

The Company intends to apply the net proceeds from the proposed Rights Issue of approximately HK$115.7 million as follows: as to (i) approximately HK$57.9 million or 50.0% of the maximum net proceeds for the implementation of the Phase 2 Project in Laixi City, the PRC including (a) approximately HK$25.0 million or 21.6% of the maximum net proceeds for the purchase of Land or any of the other available land parcels inside the Park; (b) approximately HK$26.3 million or HK$22.7% of the maximum net proceeds for the purchase of production equipment; and (c) approximately HK$6.6 million or 5.7% of the maximum net proceeds for the factory construction works on the land is purchased. The Director expected the aforesaid land auction is expected to be conducted around the second quarter of 2025. The factory construction works will start within four to six months after the land is granted as mentioned earlier and be completed in three to four months while the purchase of production equipment will start after the architectural design is approved which would be conducted in three months after the land is granted; (ii) approximately HK$34.7 million or 30.0% of the maximum net proceeds for repayment of loans and interests of the Group; and (iii) approximately HK$23.1 million or 20.0% of the maximum net proceeds as general working capital of the Group including salary and rental payments for the coming nine to twelve months. In the event that there is an under-subscription of the Rights Issue, the net proceeds of the Rights Issue will be allocated and utilised in accordance to the same proportion to the above uses. The Group is minded to improve its profitability and alleviate the repayment pressure by, among other things, lowering liabilities and finance costs.

LETTER FROM THE BOARD

The Company has considered (i) placing of new shares; (ii) debt financing; (iii) disposal of assets; and (iv) open offer as fund raising alternatives in comparison to the Rights Issue. However, placing would only be available to certain placees and debt financing would result in additional finance costs and increase the Group’s liabilities burden. The Board also considered that debt financing cannot address the high gearing ratio of the Group, and the disposal of assets is not a viable solution to the Group due to the absences of liquid and valuable assets that can generate significant cashflow to improve the financial position of the Group within short time interval. On the other hand, the Board considered that the fundraising by way of the Rights Issue will improve the financial position of the Group immediately. The Board has also considered that open offer is less favorable to the Shareholders compared to the Rights Issue due to the flexibility of the Shareholders being able to sell their entitled nil-paid rights when they do not wish to take up the entitlements under the Rights Issue.

The Rights Issue is an offer to existing Shareholders to participate in the enlargement of the capital base of the Company and enables the Shareholders to maintain their proportionate interests in the Company and continue to participate in development of the Company in the future should they wish to do so. However, those Shareholders who do not participate in the Rights Issue to which they are entitled should note that their shareholding interest in the Company will be diluted.

The Directors consider that, despite any potential dilution impact of the proposed Rights Issue on the shareholding interests of the Shareholders, the terms of the proposed Rights Issue, including the Subscription Price, to be fair and reasonable and in the interests of the Company and the Shareholders as a whole, after taking into account the following factors: (i) the Qualifying Shareholders who do not wish to take up their provisional entitlements under the proposed Rights Issue are able to sell the nil-paid rights in the market; (ii) the proposed Rights Issue allows the Qualifying Shareholders an opportunity to subscribe for their pro-rata Rights Shares for the purpose of maintaining their respective existing shareholding interests in the Company at a relatively low price as compared to the historical market price of the Shares; and

(iii) the proceeds from the Rights Issue can fulfil the funding needs of the Group.

LETTER FROM THE BOARD

ADJUSTMENT TO THE OUTSTANDING SHARE OPTIONS UNDER THE 2014 SHARE OPTION SCHEME

According to the rules of the 2014 Share Option Scheme, if there is any alteration in the capital structure of the Company whether by way of, among others, capitalisation of profits or reserves, rights issue, consolidation, reclassification, subdivision or reduction of capital of the Company, while any options remains exercisable, corresponding alteration shall be made to the exercise price and/or the number of Shares to be issued upon exercise of the Outstanding Share Options under the 2014 Share Option Scheme.

The Company will notify the holders of such Outstanding Share Options and the Shareholders by way of announcement (as and when appropriate) regarding adjustments to be made pursuant to the terms of the 2014 Share Option Scheme and such adjustment will be certified by an Independent Financial Adviser or auditors of the Company (as the case may be).

As at the Latest Practicable Date, there are Outstanding Share Options for subscription of an aggregate of 9,677,692 Shares under the 2014 Share Option Scheme.

For illustrative purposes only, set out below is the preliminary adjustment in relation to the Outstanding Share Options upon the effective of the Share Consolidation and the completion of Rights Issue, using the market price of the Share as at the Latest Practicable Date:

For illustrative purposes only
		Immediately upon the effectiveness of the Share Consolidation		Immediately upon the completion of the Rights Issue
As at the Latest Practicable Date		Adjusted number of Shares issuable on the exercise		Adjusted number of Shares issuable on the exercise
Number of Outstanding Share Options	Exercise price per Share	Adjusted exercise price per Share	in full of the Outstanding Share Options	Adjusted exercise price per Share	in full of the Outstanding Share Options
	(HK$)	(HK$)		(HK$)

9,677,692	0.65	3.25	1,935,538	2.740	2,295,948

The exact adjustment of the Outstanding Share Options will be certified by the Independent Financial Adviser and disclosed in the EGM poll results announcement on Monday, 24 March 2025 and the results announcement of the Rights Issue in due course.

LETTER FROM THE BOARD

ADJUSTMENT TO THE NUMBER OF SHARES SUBJECT TO THE 2023 SHARE AWARD SCHEME

According to the rules of the 2023 Share Award Scheme, if there is any alteration in the capital structure of the Company whether by way of, among others, capitalisation of profits or reserves, rights issue, consolidation, reclassification, subdivision or reduction of capital of the Company, while any awarded shares remain outstanding, corresponding alteration shall be made to the number of Shares subject to a share award.

The Company will notify the holders of such share award and the Shareholders by way of announcement (as and when appropriate) regarding adjustments to be made pursuant to the terms of the share award and such adjustment will be certified by an Independent Financial Adviser or auditors of the Company (as the case may be).

As at the Latest Practicable Date, the number of Shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 14,628,072 Shares.

For illustrative purposes only, set out below is the preliminary adjustment in relation to the Share Awards upon the effective of the Share Consolidation and the completion of Rights Issue, using the market price of the Share as at the Latest Practicable Date:

For illustrative purposes only
As at the Latest Practicable Date		Immediately upon the effectiveness of the Share Consolidation		Immediately upon the completion of the Rights Issue
Number of Share Awards	Exercise price per Share	Adjusted exercise price per Share	Adjusted number of Share Awards	Adjusted exercise price per Share	Adjusted number of Share Awards

	(HK$)	(HK$)		(HK$)

14,628,072	N/A	N/A	2,925,614	N/A	3,470,383

The exact adjustment of the share awards will be certified by the Independent Financial Adviser and disclosed in the EGM poll results announcement on Monday, 24 March 2025 and the results announcement of the Rights Issue in due course.

ADJUSTMENT TO THE OUTSTANDING CONVERTIBLE NOTES

The Share Consolidation and the Rights Issue will lead to adjustments to be made to the conversion price and/or the number of Consolidated Shares to be issued upon exercise of the conversion rights under the Outstanding Convertible Notes.

The Company will notify the holder(s) of such Outstanding Convertible Notes and the Shareholders by way of announcement (as and when appropriate) regarding adjustments to be made pursuant to the terms of the Outstanding Convertible Notes.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the Company has 5,842,311 outstanding convertible notes with aggregate principal value of US$490,000 (“Outstanding Convertible Notes”), which was equivalent to approximately HK$3,797,500 at the fixed exchange rate of HK$7.75:US$1 as stipulated in the subscription agreement dated 19 January 2021 with Lexinter International Inc. The conversion price of the Outstanding Convertible Notes is HK$0.65.

According to the terms and conditions of the convertible notes, in the event that outstanding Shares are combined into a smaller number of Shares the conversion price in effect immediately prior to the effectiveness of such combination shall be proportionately increased.

In addition, if and whenever the Company shall issue or sell any Shares or Share equivalent at a price (“New Rights Issue Price”) that is less than the conversion price, the conversion price shall be reduced to equal the New Rights Issue Price.

For illustrative purposes only, set out below is the preliminary adjustment in relation to the Outstanding Convertible Notes upon the effective of the Share Consolidation and the completion of Rights Issue, using the market price of the Share as at the Latest Practicable Date:

			For illustrative purposes only
As at the Latest Practicable Date			Immediately upon the effectiveness of the Share Consolidation		Immediately upon the completion of the Rights Issue
Date of Grant	Outstanding amount	Initial conversion price per Share	Adjusted conversion price per Share	Adjusted number of conversion shares	Adjusted conversion price per Share	Adjusted number of conversion shares
		(HK$)	(HK$)		(HK$)

24 August 2021	US$290,000	0.65	3.25	691,538	0.17	13,220,588
10 January 2022	US$200,000	0.65	3.25	476,923	0.17	9,117,647

The exact adjustment of the conversion price of the convertible notes will be certified by the Independent Financial Adviser and disclosed in the EGM poll results announcement on Monday, 24 March 2025 and the results announcement of the Rights Issue in due course.

ADJUSTMENT TO THE OUTSTANDING WARRANTS

The Share Consolidation and the Rights Issue will lead to adjustments to be made to the subscription price of the outstanding warrants may be adjusted in accordance with the terms and conditions of the warrants.

The Company will notify the holder(s) of such outstanding warrants and the Shareholders by way of announcement (as and when appropriate) regarding adjustments to be made pursuant to the terms and conditions of the warrants and such adjustment will be certified by an Independent Financial Adviser or auditors of the Company (as the case may be).

LETTER FROM THE BOARD

As at the Latest Practicable Date, the Company has 89,423,076 warrants outstanding (“Outstanding Warrants”). Each warrant entitles the registered holder the rights to subscribe one Share at the exercise price of HK$0.65 per Share, subject to adjustment, at any time commencing on the grant date.

According to the terms and conditions of the warrants, in the event that outstanding Shares are combined into a smaller number of Shares the exercise price in effect immediately prior to the effectiveness of such combination shall be proportionately increased.

In addition, if and whenever the Company shall issue or sell any Shares or Share equivalent at a price that is less than the exercise price, the exercise price shall be reduced to equal the New Rights Issue Price.

For illustrative purposes only, set out below is the preliminary adjustment in relation to the Outstanding Warrants upon the effective of the Share Consolidation and the completion of Rights Issue, using the market price of the Share as at the Latest Practicable Date:

			For illustrative purposes only
As at the Latest Practicable Date			Immediately upon the effectiveness of the Share Consolidation		Immediately upon the completion of the Rights Issue
Date of Grant	Outstanding amount	Initial exercise price per Share	Adjusted exercise price per Share	Adjusted number of warrant shares	Adjusted exercise price per Share	Adjusted number of warrant shares
		(HK$)	(HK$)		(HK$)

10 September 2021	US$4,045,000	0.65	3.25	9,645,769	0.17	184,404,411
10 January 2022	US$3,455,000	0.65	3.25	8,238,846	0.17	157,507,325

The exact adjustment of the exercise price of the outstanding warrants will be certified by the Independent Financial Adviser and disclosed in the EGM poll results announcement on Monday, 24 March 2025 and the results announcement of the Rights Issue in due course.

LETTER FROM THE BOARD

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

Save and except for the equity fund raising activity set out below, the Company had not conducted any other equity fund raising activities in the past 12 months immediately preceding the Latest Practicable Date:

Date of initial announcement	Equity fund raising activity	Net proceeds raised (approximately)	Intended use of proceeds	Actual use of proceeds

26 March 2024	Issue of 2,400,000 shares to Maxim Group LLC at HK$0.179 per share	US$55,077 (or HK$429,600)	To set off US$55,077 general consulting and related services to the Company in the United States	Set off US$55,077 general consulting and related services to the Company in the United States. Completion on 8 May 2024

20 June 2024	Subscription of 43,689,383 new Shares at approximately HK$0.125 per subscription Shares	HK$5,461,000	To set off US$700,000 owed by the Company to Chen Stephen Hing Ming under a loan	Setting-off US$700,000 owing to Chen Stephen Hing Ming at completion of the subscription on 28 June 2024

17 October 2024	Placing of 185,480,000 new Shares at approximately HK$0.066 per subscription Shares	HK$12.24 million (gross proceeds); HK$11.97 million (net proceeds)	To be used for the development of the graphene business, repayment of borrowings and general working capital of the Group	Used for the development of the graphene business, repayment of borrowings and general working capital of the Group. Completion on 8 November 2024

EFFECT OF THE SHAREHOLDING STRUCTURE OF THE COMPANY

For illustration purpose only, the following table sets out the possible changes in the shareholding structure of the Shares in the Company arising from the proposed Rights Issue which are for illustrative purpose only.

LETTER FROM THE BOARD

Set out below is the shareholding structure of the Company (i) as at the Latest Practicable Date; (ii) immediately after the Share Consolidation becoming effective; (iii) immediately after completion of the Share Consolidation and the Rights Issue assuming all Qualifying Shareholders have taken up their respective entitlements of the Rights Issue in full; and (iv) immediately after completion of the Share Consolidation and the Rights Issue assuming none of the Qualifying Shareholders have taken up their respective entitlements of the Rights Shares in full:

	As at the Latest Practicable Date		Immediately after the Share Consolidation becoming effective		Immediately after completion of the Share Consolidation and the Rights Issue assuming all Qualifying Shareholders have taken up their respective entitlements of the Rights Shares in full Number of Consolidated		Immediately after completion of the Share Consolidation and the Rights Issue assuming none of the Qualifying Shareholders have taken up their respective entitlements of the Rights Shares in full
	Number of Shares	Approximately	Number of Consolidated Shares	Approximately	Number of Consolidated Shares	Approximately	Number of Consolidated Shares	Approximately

Chan Yick Yan Andross	98,610,887	8.40%	19,722,177	8.40%	78,888,708	8.40%	19,722,177	2.10%
PBLA Limited	75,123,669	6.40%	15,024,734	6.40%	60,098,936	6.40%	15,024,734	1.60%
Lau Hing Tat Patrick	55,895,444	4.76%	11,179,089	4.76%	44,716,356	4.76%	11,179,089	1.19%
Qiu Bin	680,000	0.06%	136,000	0.06%	544,000	0.06%	136,000	0.01%

Public Shareholders
Placees	–	–	–	–	–	–	704,284,056	75.00%
Other public Shareholders	943,496,762	80.38%	188,699,352	80.38%	754,797,408	80.38%	188,699,352	20.10%

Total	1,173,806,762	100.00%	234,761,352	100.00%	939,045,408	100.00%	939,045,408	100.00%

Notes:

1.	The percentage figures have been subject to rounding adjustments. Any discrepancies between totals and sums of amounts listed herein are due to rounding adjustments.

2.	Shareholders and public investors should note that the above shareholding scenarios are for illustration purposes only and the actual changes in the shareholding structure of the Company upon completion of the Rights Issue are subject to various factors, including the results of acceptances of the Rights Issue.

LETTER FROM THE BOARD

LISTING RULES IMPLICATIONS

Share Consolidation

The Share Consolidation is conditional upon, among other things, the approval by the Shareholders by way of poll at the EGM. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as none of the Shareholders or their associates would have any interest in the Share Consolidation, no Shareholder would be required to abstain from voting in favour of the resolution(s) relating to the Share Consolidation at the EGM.

Rights Issue

In accordance with Rule 7.19A(1) and Rule 7.27A(1) of the Listing Rules, as the Rights Issue will increase the total number of issued Shares of the Company by more than 50% within 12 months period immediately preceding the date of this circular, the Rights Issue is conditional upon the minority Shareholders’ approval at the EGM, and any controlling shareholders and their associates, or where there are no controlling shareholders, the Directors (excluding the independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour of the resolution(s) in relation to the Rights Issue at the EGM.

As at the Latest Practicable Date, the Company does not have any controlling shareholder. Mr. Chan Yick Yan Andross, an executive Director and the Chief Executive Officer of the Company, holds 4,894,000 Shares by himself and 93,716,887 Shares through CYY Holdings Limited, a company wholly owned by him, representing 8.40% of the total issued Shares; Mr. Lau Hing Tat, Patrick, the chairman and an executive Director of the Company, holds 9,892,000 Shares by himself and 46,003,444 Shares through LSBJ Holdings Limited, a company wholly owned by him, representing 4.76% of the total issued Shares and Mr. Qiu Bin, an executive Director of the Company, holds 680,000 Shares by himself representing 0.06% of the total issued Shares. Therefore, Mr. Chan Yick Yan Andross, Mr. Lau Hing Tat Patrick and Mr. Qiu Bin and their respective associates shall abstain from voting in favour of the Rights Issue in accordance with Rule 7.27A(1) of the Listing Rules at the EGM. Apart from the above mentioned, no shareholders shall abstain from voting in favour of the Rights Issue in accordance with Rule 7.27A(1) of the Listing Rules.

The Rights Issue does not result in a theoretical dilution effect of 25% or more on its own. As such, the theoretical dilution impact of the Rights Issue is in compliance with Rule 7.27B of the Listing Rules.

As at the Latest Practicable Date, the Company has no treasury shares.

LETTER FROM THE BOARD

GENERAL

The EGM will be convened and held for the Independent Shareholders to consider and, if thought fit, approve the Share Consolidation, the Increase in Authorised Share Capital, the Rights Issue and the transactions contemplated thereunder. The register of members of the Company will be closed from Tuesday, 18 March 2025 to Monday, 24 March 2025 (both days inclusive) for determining the Shareholders’ entitlement to attend and vote at the EGM. No transfer of Shares will be registered during the above book closure period.

In order to be registered as a member of the Company on the record date for attendance and voting at the EGM, all transfers of Shares (together with the relevant share certificate(s)) must be lodged with the Registrar for registration by no later than 4:30 p.m. (Hong Kong time) on Monday, 17 March 2025.

ESTABLISHMENT OF INDEPENDENT BOARD COMMITTEE AND APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all the independent non-executive Directors, namely Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong, has been established to make recommendations to the Independent Shareholders in respect of the Rights Issue and the transactions contemplated thereunder. Merdeka Corporate Finance Limited has been appointed as the Independent Financial Adviser by the Company with the approval of the Independent Board Committee to advise the Independent Board Committee and the Independent Shareholders in these regards.

DESPATCH OF THE PROSPECTUS DOCUMENTS

Subject to, among other things, the Rights Issue, the Placing Agreement and the transactions contemplated thereunder respectively having been approved by the Independent Shareholders at the EGM and upon the Share Consolidation becoming effective, the Company will despatch the Prospectus Documents to the Qualifying Shareholders. The Company will despatch the Prospectus to the Non-Qualifying Shareholders for their information only but the Company will not send the PAL to the Non-Qualifying Shareholders.

EGM

A notice convening the EGM to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Monday, 24 March 2025 at 11:00 a.m. is set out on pages EGM-1 to EGM-5 of this circular. At the EGM, resolutions will be proposed to approve, inter alia, the Share Consolidation, the Increase in Authorised Share Capital of the Company, the Rights Issue and the transactions contemplated thereunder. A proxy form for use at the EGM is enclosed with this circular. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.graphexgroup.com).

LETTER FROM THE BOARD

Shareholders recorded on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong Time) are cordially invited to attend the EGM in person. Whether or not you propose to attend and vote at the EGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for holding the EGM, i.e. Saturday, 22 March 2025 at 11:00 a.m. (Hong Kong time), or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so desire. In the event that a Shareholder having lodged a proxy form attends the EGM, his proxy form will be deemed to have been revoked.

VOTING BY ADS HOLDERS

The Company has set the close of business on Monday, 10 February 2025 (EST) as the record date for the purpose of determining the ADS Holders entitled to vote at the EGM.

ADS Holders are cordially invited to submit your voting instructions to The Bank of New York Mellon (the “Depositary”) if the ADSs are held directly by the ADS Holders on the books and records of the Depositary or to the ADS Holder’s bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of the ADS Holders. You are requested to complete your voting instructions to the Depositary if you hold your ADSs directly on the books and records of the Depositary or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for ADS Holders) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

RECOMMENDATIONS

The Independent Board Committee comprising all the independent non-executive Directors, namely Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong, has been established to advise the Independent Shareholders as to whether the terms of the Rights Issue are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote at the EGM. Merdeka Corporate Finance Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard. Your attention is drawn to the letter from the Independent Board Committee set out on pages 48 to 49 of this circular which contains its recommendation to the Independent Shareholders in relation to the Rights Issue, and the letter from the Independent Financial Adviser set out on pages 50 to 73 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders.

LETTER FROM THE BOARD

The Directors consider that the terms of the Share Consolidation are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Further, the Directors (including the independent non-executive Directors whose views are expressed in the letter from the Independent Board Committee) consider that the terms of the Rights Issue and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors (including the independent non-executive Directors whose views are expressed in the letter from the Independent Board Committee) recommend the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM.

WARNING OF THE RISKS OF DEALING IN SHARES, THE CONSOLIDATION SHARES AND NIL-PAID RIGHTS SHARES

Shareholders and potential investors should note that the Share Consolidation is conditional upon satisfaction of the conditions as set out in the paragraphs headed “Conditions of the Share Consolidation” above. Accordingly, the Share Consolidation may or may not proceed.

The Rights Issue is subject to the fulfilment of conditions including, among other things, the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms. Please refer to the paragraph headed “Conditions of the Rights Issue” in this circular. If the conditions to the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any Shareholder or other person dealing in the Shares and/or Rights Shares up to the date on which all the conditions of the Rights Issue are fulfilled will accordingly bear the risk that the Rights Issue may not proceed.

Subject to the fulfilment of conditions, the Rights Issue will proceed on a non-underwritten basis irrespective of the level of acceptance of provisionally allotted Rights Shares. Accordingly, if the Rights Issue is undersubscribed, the size of the Rights Issue will be reduced. Qualifying Shareholders who do not take up their assured entitlements in full and Non-Qualifying Shareholders, if any, should note that their shareholdings in the Company may be diluted, the extent of which will depend in part on the size of the Rights Issue.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares and/or the Rights Shares. Any Shareholders or other persons contemplating any dealings in the Shares and/or Rights Shares in nil-paid form are recommended to consult their professional advisers.

Accordingly, the Directors also recommend the Shareholders to vote in favour of such resolution to be proposed at the EGM.

LETTER FROM THE BOARD

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

For and on behalf of
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

27 January 2025

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED RIGHTS ISSUE ON THE BASIS OF THREE (3) RIGHTS SHARES FOR EVERY ONE (1) CONSOLIDATED SHARE HELD ON THE RECORD DATE ON A NON-UNDERWRITTEN BASIS

We refer to the circular of the Company dated 27 January 2025 (the “Circular”) of which this letter forms part. Unless the context specifies otherwise, capitalised terms used herein have the same meanings as defined in the Circular.

We have been appointed by the Board as the Independent Board Committee to advise the Independent Shareholders as to whether the terms of the Rights Issue and the Placing Agreement, and the transactions contemplated thereunder are on normal commercial terms, in the interests of the Company and the Shareholders as a whole, and the terms of which are fair and reasonable insofar as the Independent Shareholders are concerned, and to advise the Independent Shareholders on how to vote at the EGM.

Merdeka Corporate Finance Limited has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this respect. Having taken into account the terms of the Rights Issue and the Placing Agreement, and the advice from the Independent Financial Adviser as set out on pages 50 to 73 of this circular, we are of the opinion that the terms of the Rights Issue and the Placing Agreement, and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Rights Issue, the Placing Agreement, and the transactions contemplated thereunder.

Yours faithfully,

For and on behalf of

The Independent Board Committee

Ms. Tam Ip Fong Sin	Mr. Wang Yuncai	Mr. Liu Kwong Sang	Mr. Tang Zhaodong

Independent non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Rights Issue, which has been prepared for the purpose of incorporation in the Circular.

Room 1108–1110, 11/F Wing On Centre 111 Connaught Road Central Hong Kong

27 January 2025

To:	the Independent Board Committee and the Independent Shareholders of Graphex Group Limited

Dear Sir and Madam,

PROPOSED RIGHTS ISSUE ON THE BASIS OF THREE (3) RIGHTS SHARE

FOR EVERY ONE (1) CONSOLIDATED SHARE HELD

ON THE RECORD DATE ON A NON-UNDERWRITTEN BASIS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Rights Issue, details of which are set out in the Letter from the Board (the “Board Letter”) contained in the circular of Graphex Group Limited (the “Company”) dated 27 January 2025 (the “Circular”). Terms used in this letter shall have the same meanings as those defined in the Circular unless the context requires otherwise.

With reference to the Board Letter, the Board proposes, subject to, among other things, the Share Consolidation becoming effective, to conduct the Rights Issue on the basis of three (3) Rights Shares for every one (1) Consolidated Share held on the Record Date at the Subscription Price of HK$0.170 per Rights Share, to raise approximately HK$119.7 million by issuing 704,284,056 Rights Shares to the Qualifying Shareholders. The Rights Issue is only available to Qualifying Shareholders and will not be extended to Non-Qualifying Shareholders. Subject to the fulfillment of the conditions of the Rights Issue, the Rights Issue will proceed on a non-underwritten basis irrespective of the level of acceptance of the provisionally allotted Rights Shares.

The Company will make arrangements as described in Rule 7.21(1)(b) of the Listing Rules to dispose of the Unsubscribed Rights Shares and the NQS Rights Shares by offering the Unsubscribed Rights Shares and the NQS Rights Shares to independent placees for the benefit of the No Action Shareholders. There will be no excess application arrangements in relation to the Rights Issue.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

On 3 December 2024 (after trading hours of the Stock Exchange), the Company and the Placing Agent entered into the Placing Agreement, pursuant to which the Placing Agent has agreed to procure Placee(s), on a best effort basis, to subscribe for the Unsubscribed Rights Shares. The placing price of the Unsubscribed Rights Shares and the NQS Rights Shares shall be not less than the Subscription Price. The placing price shall be not less than HK$0.170 per Unsubscribed Rights Share and/or the NQS Rights Share.

LISTING RULES IMPLICATIONS

In accordance with Rule 7.19A(1) and Rule 7.27A(1) of the Listing Rules, as the Rights Issue will increase the total number of issued Shares of the Company by more than 50% within 12 months period immediately preceding the date of this circular, the Rights Issue is conditional upon the minority Shareholders’ approval at the EGM, and any controlling shareholders and their associates, or where there are no controlling shareholders, the Directors (excluding the independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour of the resolution(s) in relation to the Rights Issue at the EGM.

As at the Latest Practicable Date, the Company does not have any controlling shareholder. Mr. Chan Yick Yan Andross, an executive Director and the Chief Executive Officer of the Company, holds 4,894,000 Shares by himself and 93,716,887 Shares through CYY Holdings Limited, a company wholly owned by him, representing 8.40% of the total issued Shares; Mr. Lau Hing Tat, Patrick, the chairman and an executive Director of the Company, holds 9,892,000 Shares by himself and 46,003,444 Shares through LSBJ Holdings Limited, a company wholly owned by him, representing 4.76% of the total issued Shares and Mr. Qiu Bin, an executive Director of the Company, holds 680,000 Shares by himself representing 0.06% of the total issued Shares. Therefore, Mr. Chan Yick Yan Andross, Mr. Lau Hing Tat Patrick and Mr. Qiu Bin and their respective associates shall abstain from voting in favour of the Rights Issue in accordance with Rule 7.27A(1) of the Listing Rules at the EGM. Apart from the above mentioned, no shareholders shall abstain from voting in favour of the Rights Issue in accordance with Rule 7.27A(1) of the Listing Rules.

The Rights Issue does not result in a theoretical dilution effect of 25% or more on its own. As such, the theoretical dilution impact of the Rights Issue is in compliance with Rule 7.27B of the Listing Rules.

As at the Latest Practicable Date, the Company has no treasury shares.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee comprising all the four independent non-executive Directors, namely, Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong, has been established to advise the Independent Shareholders as to whether the terms of the Rights Issue, the Placing Agreement and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and to make recommendations to the Independent Shareholders on how to vote at the EGM. We, Merdeka Corporate Finance Limited (“Merdeka”), have been appointed as the Independent Financial Adviser to advise the Independent Board Committee in the same regard.

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationship with or interest in the Company or any other parties that could reasonably be regarded as relevant to our independence. During the past two years immediately preceding and up to the date of our appointment as the Independent Financial Adviser, save for this appointment as the Independent Financial Adviser in respect of the Rights Issue, there were no engagements between the Group or the Shareholders and Merdeka. Apart from normal professional fees paid or payable to us in connection with this appointment as the Independent Financial Adviser, no arrangements exist whereby we had received or will receive any fees or benefits from the Company or any other parties that could reasonably be regarded as relevant to our independence.

BASIS OF OUR ADVICE

In formulating our opinion and recommendation, we have relied on the statements, information, opinions and representations contained in or referred to in the Circular and the information and representations as provided to us by the Directors and the management of the Company (the “Management”). Our review procedures include, among others, review of (i) the Placing Agreement; (ii) the annual report of the Group for the years ended 31 December 2022 and 2023 (the “2023 Annual Report”); (iii) the interim report of the Group for the six months ended 30 June 2023 and 2024 (the “2024 Interim Report”); (iv) the Circular; (v) other relevant information provided by the Company; (vi) market information obtained from the official website of the Stock Exchange; and (vii) other public information available to us. We have assumed that all statements, information and representations made or referred to in the Circular and all information and representations which have been provided by the Company and its advisers, the Directors and the Management, for which they are solely and wholly responsible, were true at the time they were made and continue to be true as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion and intention made by the Directors and the Management in the Circular were reasonably made after due and careful enquiry and were based on honestly-held opinions.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries that, to the best of their knowledge and belief, there are no omission of other facts that would make any statements in the Circular misleading.

We have no reason to believe that any information and representations relied on by us in forming our opinion is untrue, inaccurate or misleading, nor are we aware of any omission of any material facts that would render the information provided and the representations made to us untrue, inaccurate or misleading. We have not, however, conducted any independent in-depth investigation into the business affairs, financial position or future prospects of the Group, nor have we carried out any independent verification of the information provided by the Directors and the Management.

Our opinion is based on the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. This letter is issued to the Independent Board Committee and the Independent Shareholders, solely in connection for their consideration of the Rights Issue, and except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose without our prior written consent.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinions and recommendations in respect of the Rights Issue, we have taken into account the principal factors and reasons set out below.

1.	Background information of the Group

The Company is an investment holding company. The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications (“Graphene Segment”). The Group is also engaged in landscape architecture and design businesses (“Architecture Segment”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

1.1	Financial information of the Group

Set out below is a summary of the financial performance of the Group for the financial years ended 31 December 2022 (“FY2022”) and 31 December 2023 (“FY2023”) respectively as extracted from the 2023 Annual Report and the six months ended 30 June 2023 (“HY2023”) and 30 June 2024 (“HY2024”) respectively as extracted from 2024 Interim Report:

Consolidated statement of profit or loss

	FY2023	FY2022	HY2024	HY2023
	HK$’000	HK$’000	HK$’000	HK$’000
	(audited)	(audited)	(unaudited)	(unaudited)

Revenue	291,929	341,241	93,742	151,274
– Sale of graphene products	194,929	214,614	61,489	97,103
– Landscape architecture services	97,000	122,856	32,253	54,171
– Catering management services	–	3,771	–	–
Gross profit	96,821	119,962	30,367	50,032
(Loss) before income tax	(114,281)	(71,971)	(57,303)	(46,780)
(Loss) for the period	(112,201)	(69,650)	(54,046)	(41,775)

(Loss)/profit for the period attributable to:
– the owners of the Company	(113,168)	(69,663)	(54,096)	(43,968)
– non-controlling interests	967	13	50	2,193

FY2023 and FY2022

The Group’s revenue for FY2023 amounted to approximately HK$291.93 million, representing a decrease of 14.45% when compared to that of approximately HK$341.24 million for the last year, which was mainly derived from the sale of graphene products and provision of landscape architecture services. The Graphene Segment generated revenue in the amount of approximately HK$194.93 million in FY2023, as compared to approximately HK$214.61 million in FY2022. The decline in revenue in the Graphene Segment is due to product price drop and exchange rate factors. The Architecture Segment generated revenue in the amount of approximately HK$97.00 million in FY2023, as compared to approximately HK$122.86 million in FY2022, and the reduction was mainly due to slowdown in real estate development market in China. During FY2023, the Group ceased all the remaining catering business and completed the disposal of the entire segment.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Group’s gross profit amounted to approximately HK$96.82 million for FY2023, representing a reduction of approximately 19.29% as compared to approximately HK$119.96 million for FY2022. Gross profit margin decreased by approximately 2 percentage points to approximately 33.2% for FY2023, as compared with that of approximately 35.2% for FY2022. The overall decrease in gross profit margin was due to the decrease of gross profit margin in Architecture Segment during FY2023.

The loss attributable to the owners of the Company for FY2023 stood at approximately HK$113.17 million versus that of approximately HK$69.66 million for FY2022. As advised by the Management, the increase in loss attributable to the owners of the Company was due to the reduction of revenue of the Graphene Segment and Architecture Segment and reduction of other income and gains for FY2023.

HY2024 and HY2023

The Group’s revenue for HY2024 amounted to approximately HK$93.74 million, representing a decrease of 38.03% when compared to that of approximately HK$151.27 million for the corresponding period of last year, which was mainly derived from the sale of graphene products and provision of landscape architecture services. The Graphene Segment generated revenue in the amount of approximately HK$61.49 million in HY2024, as compared to approximately HK$97.10 million in HY2023. The decline in revenue in the Graphene Segment is due to a drop in selling prices and a decrease in orders. The Architecture Segment generated revenue in the amount of approximately HK$32.25 million in HY2024, as compared to approximately HK$54.17 million in HY2023, and the reduction was mainly due to the slowdown in real estate development market in China. During HY2024, the Group did not generate revenue from the catering business upon the cessation of such business in 2023.

The Group’s gross profit amounted to approximately HK$30.37 million for HY2024, representing a reduction of approximately 39.30% as compared to approximately HK$50.03 million for HY2023. Gross profit margin decreased to approximately 32% for HY2024, as compared with that of approximately 33% for HY2023. The slight decrease was mainly attributable to the decrease in the gross profit margin in the Graphene Segment.

The loss attributable to the owners of the Company for HY2024 stood at approximately HK$54.10 million versus that of approximately HK$43.97 million for HY2023. As advised by the Management, the increase in loss attributable to the owners of the Company was due to the less favourable market and economic environment in relation to the Graphene Segment and Architecture Segment.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Consolidated statement of financial position

	As at
	30 June	31 December
	2024	2023
	HK$’000	HK$’000
	(unaudited)	(audited)

TOTAL ASSETS	839,316	847,343
Non-current assets	570,006	600,844
Current assets	269,310	246,499
– Restricted bank deposit	45	–
– Cash and cash equivalents	10,391	27,190

TOTAL LIABILITIES	510,069	477,705
Current liabilities	367,829	320,168
– Interest-bearing borrowings	150,099	135,882
– Convertible notes	3,798	4,158

Non-current liabilities	142,240	157,537
– Interest-bearing borrowings	–	12,500
– Promissory note	63,182	61,024

NET ASSETS	329,247	369,638

As illustrated above, the total assets of the Group amounted to approximately HK$839.32 million as at 30 June 2024, representing a slight decrease of approximately 0.95% as compared to approximately HK$847.34 million as at 31 December 2023. The Group’s cash and bank balances as at 30 June 2024 were approximately HK$10.39 million, representing a substantial decrease of approximately 61.79% as compared to that of approximately HK$27.19 million as at 31 December 2023.

Meanwhile, the Group’s total liabilities increased by approximately 6.77% to approximately HK$510.07 million as at 30 June 2024 from approximately HK$477.71 million as at 31 December 2023. As at 30 June 2024, the Group’s borrowings primarily comprise the interest-bearing borrowings of approximately HK$150.10 million, convertible notes of approximately HK$3.80 million and promissory note of HK$63.18 million. As noted from the 2024 Interim Report, the Group’s gearing ratio (represented by total interest-bearing bank and other borrowings at the end of the period divided by total equity at the end of the respective period multiplied by 100%) as at 30 June 2024 was approximately 65.9% (31 December 2023: 57.8%).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Group recorded net assets amounting to approximately HK$329.25 million as at 30 June 2024, representing a decrease of approximately 10.93% as compared to the net assets of approximately HK$369.64 million as at 31 December 2023.

2.	Reasons for the Rights Issue and proposed use of proceeds

Use of proceeds

As disclosed in the Board Letter, assuming full subscription under the Rights Issue, the gross proceeds from the Rights Issue are expected to be approximately HK$119.7 million. The net proceeds from the Rights Issue (after deducting the estimated expenses of approximately HK$4.0 million) are estimated to be approximately HK$115.7 million. The estimated net subscription price per Rights Shares after deducting the related expenses of the Rights Issue is expected to be approximately HK$0.164.

The Company intends to apply the net proceeds from the proposed Rights Issue of approximately HK$115.7 million as follows: as to (i) approximately HK$57.9 million or 50.0% of the maximum net proceeds for the implementation of the Phase 2 Project in Laixi City, the PRC including (a) approximately HK$25.0 million or 21.6% of the maximum net proceeds for the purchase of Land or any of the other available land parcels inside the Park; (b) approximately HK$26.3 million or HK$22.7% of the maximum net proceeds for the purchase of production equipment; and (c) approximately HK$6.6 million or 5.7% of the maximum net proceeds for the factory construction works on the Land is purchased. The Director expected the aforesaid Land auction is expected to be conducted around the second quarter of 2025. The factory construction works will start within four to six months after the Land is granted as mentioned earlier and be completed in three to four months while the purchase of production equipment will start after the architectural design is approved which would be conducted in three months after the Land is granted; (ii) approximately HK$34.7 million or 30.0% of the maximum net proceeds for repayment of loans and interests of the Group; and (iii) approximately HK$23.1 million or 20.0% of the maximum net proceeds as general working capital of the Group including salary and rental payments for the coming nine to twelve months.

In the event that there is an under-subscription of the Rights Issue, the net proceeds of the Rights Issue will be allocated and utilised in accordance to the same proportion to the above uses. The Group is minded to improve its profitability and alleviate the repayment pressure by, among other things, lowering liabilities and finance costs.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With reference to 2024 Interim Report, we noted that, as at 30 June 2024, the Group recorded a minimal cash and cash equivalents of approximately HK$10.39 million, with a short term interest-bearing borrowings of approximately HK$150.10 million and convertible notes of approximately HK$3.80 million. Despite the Group has completed the Previous Placing on 8 November 2024, the net proceeds from the Previous Placing is only approximately HK$11.97 million. On this basis, the Group has need for additional financial resources to settle its short-term liabilities and replenish its working capital.

As mentioned above, a total of approximately HK$57.9 million is intended to be used for the Group’s implementation of project in Laixi City, the PRC.

As understood from the 2023 Annual Report, all of the Group’s spherical graphite is produced and sold in China in 2023. The demand of lithium-ion batteries remains strong, especially for EV market and energy storage market. Lithium-ion batteries use deep processed graphite as anode material and there is no commercially viable substitute. The Graphene Segment of the Group specializes in the mid-stream deep processing of graphite from flake graphite into battery anode material which is essential for battery making and hence EV production now and in the foreseeable future.

As disclosed in the annual report of the Company for the year ended 31 December 2023, on 19 July 2023, the Company entered into a cooperation agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park (“Park”) which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC (the “Project”). The Project will be carried out in different phrases, and the Company’s total investment in the first phase of the Project (the “Phase 1 Project”) is estimated around RMB1 billion. Pursuant to the announcements of the Company dated 10 January 2024 and 18 November 2024, the Phase 1 Project has been delayed mainly due to power supply issue and the Company has been actively negotiating with the local power supply authorities, a local power engineering company, the landlord and Nanshu Town Government in order to resolve the issue. As at the Latest Practicable Date, the Company has obtained the approval of the environmental permit and the implementation of the Phase 1 Project has commenced.

As understood from the tenancy agreement obtained from the Management, on 10 January 2024, a subsidiary of the Company entered into a lease agreement for the factory buildings for an aggregate term of 10 years for which the total rental payment will be RMB58,872,000 (equivalent to HK$65,936,000) as part of the execution of the cooperation plan under the Phase 1 Project.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As disclosed in the announcement of the Company dated 18 November 2024, it is further understood that the Company and the Nanshu Town Government have intention of jointly working in the construction of the phase 2 of graphite deep processing project located in the graphite industry cluster area of Nanshu Town (the “Phase 2 Project”). The Directors noted that the Phase 2 Project can be carried out without being affected by the progress of the Phase 1 Project and the condition of power supply in Nanshu Town. The estimated investment amount of the Phase 2 Project is RMB2 billion and the Phase 2 Project is mainly engaged in the production and processing of lithium battery anode materials. As advised by the Management, the Company is in progress to acquire land in Nanshu Town (the “Land”) through public tender, auction or listing-for-sale process. Based on the best estimation of the Board, tentatively the Company intends to construct a factory with total area of about 50,000 square meters on the Land for the production and processing of lithium battery anode materials. Based on the estimation of the Directors, the Land can be put out for bidding and auction within 6 months after all relevant plans and approval are ready. Currently, the Company is negotiating with the local government on the investment terms and conditions of the Phase 2 Project. The Company estimates the construction of the Phase 2 Project will start within four to six months after the land auction if the Land has been granted to the Company by public tender, auction and listing-for-sale. Alternatively the Company may apply for other available land parcels inside the Park through the application list in case the auction for the Land is not successful. Currently, based on the information on hands, there are at least three vacant land parcels located in the Park which is also available for auction.

As understood from the Company, the Company may conduct debt and/or equity fund-raising exercises and/or utilizing internal resources for the remaining investment amount for the Phase 1 Project and the Phase 2 Project. However, as at the Latest Practicable Date, the Board does not have any concrete plans and the Company will make further announcement in this regard in accordance with the Listing Rules as and when appropriate.

The growing demand for electric vehicles (EVs) in PRC is driving a sustained and robust need for graphite anodes, a critical component in lithium-ion batteries. As the world’s largest EV market, accounting for more than half of global EV sales, China’s aggressive push for clean energy adoption, coupled with government incentives, subsidies, and policies such as the “Dual Carbon” goals, has fueled unprecedented growth in EV production and adoption. With EVs requiring high-performance batteries to achieve longer driving ranges and faster charging, graphite anodes remain the preferred choice due to their excellent energy density, durability, and cost efficiency. Additionally, China’s dominance in natural graphite mining and processing ensures a stable domestic supply chain to meet the surging demand. As EV penetration accelerates, supported by advancements in infrastructure and increasing consumer adoption, the demand for graphite anodes is expected to remain strong, cementing its vital role in powering the nation’s transition to sustainable transportation.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Therefore, the Company believes that utilizing 50% of the net proceeds from the Rights Issue for the implementation of project in Laixi City, the PRC would allow the Group to seize more opportunities to improve the Group’s Graphene Segment and to expand of Group’s anode material production capacity to take advantage of the growth in demand of batteries and the new battery gigafactory to be built in the next few years.

Besides, we have obtained a summary list of the Group’s borrowings as at 30 November 2024. It is understood that the total borrowings of the Group as of 30 November 2024 comprise of (i) two bank borrowings in aggregate of approximately HK$11,910,000, with an interest rate of 2.95% and 3.60%, respectively; (ii) borrowings from various individuals and institutions in aggregate of approximately HK$23,890,000, with interest rates ranging from 0% to 15%; (iii) corporate bonds of approximately HK$115,062,000, with an interest rate of 6%; (iv) convertible notes of approximately HK$3,798,000, with an interest rate of 5.50%; and (v) promissory notes of approximately HK$68,010,000, with an interest rate of 2.00%. Hence, the Company considers that the repayment of aforementioned loans by partial proceeds of the Rights Issue would allow the Group to save the associated interest expenses and improve the Group’s gearing ratio.

The remaining net proceeds of approximately HK$23.1 million or 20.0% of the maximum net proceeds will be applied as general working capital of the Group.

Other financing alternatives

We understand from the Board Letter that, apart from the Rights Issue, the Company has considered (i) placing of new shares; (ii) debt financing; (iii) disposal of assets; and (iv) open offer as fund raising alternatives in comparison to the Rights Issue. However, placing would only be available to certain placees and debt financing would result in additional finance costs and increase the Group’s liabilities burden. In addition, the Company has just completed the Previous Placing on 8 November 2024.

The Board also considered that debt financing cannot address the high gearing ratio of the Group, and the disposal of assets is not a viable solution to the Group due to the absences of liquid and valuable assets that can generate significant cashflow to improve the financial position of the Group within short time interval. On the other hand, the Board considered that the fundraising by way of the Rights Issue will improve the financial position of the Group immediately. The Board has also considered that open offer is less favorable to the Shareholders compared to the Rights Issue due to the flexibility of the Shareholders being able to sell their entitled nil-paid rights when they do not wish to take up the entitlements under the Rights Issue.

The Rights Issue is an offer to existing Shareholders to participate in the enlargement of the capital base of the Company and enables the Shareholders to maintain their proportionate interests in the Company and continue to participate in development of the Company in the future should they wish to do so. However, those Shareholders who do not participate in the Rights Issue to which they are entitled should note that their shareholding interest in the Company will be diluted.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Directors consider that, despite any potential dilution impact of the proposed Rights Issue on the shareholding interests of the Shareholders, the terms of the proposed Rights Issue, including the Subscription Price, to be fair and reasonable and in the interests of the Company and the Shareholders as a whole, after taking into account the following factors: (i) the Qualifying Shareholders who do not wish to take up their provisional entitlements under the proposed Rights Issue are able to sell the nil-paid rights in the market; (ii) the proposed Rights issue allows the Qualifying Shareholders an opportunity to subscribe for their pro-rata Rights Shares for the purpose of maintaining their respective existing shareholding interests in the Company at a relatively low price as compared to the historical market price of the Shares; and (iii) the proceeds from the Rights Issue can fulfil the funding needs of the Group.

As further understood from the Management, it is considered that the placing obligations of the Placing Agent are more or less similar to an underwriter of the Rights Issue (except that the Placing Agent is on best-effort basis). As such, the Company subsequently decided to conduct the Rights Issue on a non-underwritten basis and to adopt the Compensatory Arrangements simultaneously to ensure sufficient funds could be raised.

Our view

Having considered the abovementioned alternatives and the reasons for the Rights Issue discussed above, we concur with the Board’s view that the Rights Issue is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3.	Principal terms of the proposed Rights Issue

3.1	Summary of the key terms

Basis of Rights Issue:	Three (3) Rights Shares for every one (1) Consolidated Share held by the Qualifying Shareholders on the Record Date

Subscription Price:	HK$0.170 per Rights Share

Number of Shares in issue as at the Latest Practicable Date:	1,173,806,762 Shares

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Number of Consolidated Shares in issue upon the Share Consolidation becoming effective:	234,761,352 Consolidated Shares (assuming there is no further allotment and issue or repurchase of Shares up to the effective date of the Share Consolidation)

Maximum number of Rights Shares:	704,284,056 Rights Shares (assuming there is no other change in the total number of issued Shares on or before the Record Date)

Aggregate nominal value of the Rights Shares:	HK$35,214,202.80 (assuming no change in the number of Shares in issue on or before the Record Date)

Total Consolidated Shares as enlarged by the Rights Issue (assuming the Rights Issue is fully subscribed):

939,045,408 Consolidated Shares (assuming no change in the number of Shares in issue on or before the Record Date and that no new Shares (other than the Rights Shares) will be allotted and issued on or before completion of the Rights Issue)

Maximum gross proceeds to be raised from the Rights Issue:	Approximately HK$119.7 million

Other securities of the Company

As at the Latest Practicable Date, there are Outstanding Share Options for subscription of an aggregate of 9,677,692 Shares under the 2014 Share Option Scheme.

As at the Latest Practicable Date, the number of shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 14,628,072 Shares.

As at the Latest Practicable Date, the Company has 5,842,311 outstanding convertible notes with aggregate principal value of US$490,000, which was equivalent to approximately HK$3,797,500 at the fixed exchange rate of HK$7.75:US$1 as stipulated in the subscription agreement dated 19 January 2021 with Lexinter International Inc..

As at the Latest Practicable Date, the Company has 89,423,076 warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one Share at the exercise price of HK$0.65 per Share, subject to adjustment, at any time commencing on the grant date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date, 12,901,336 ADS representing a total of 258,026,720 underlying Shares are in issue. Pursuant to the Deposit Agreement, an ADS Holder has the right to surrender the ADS and convert into corresponding Shares which are being held by the Depositary or the custodian in accordance with the provisions of the Deposit Agreement.

Save as abovementioned, as at the Latest Practicable Date, the Company does not have any other derivatives, options, warrants, other securities or conversion rights or other similar rights which are convertible or exchangeable into, any Shares or Consolidated Shares, as the case may be.

For further information on the Rights Issue, please refer to the Board Letter.

3.2	Subscription Price

The Subscription Price of HK$0.170 represents:

(i)	a discount of approximately 20.93% to the adjusted closing price of HK$0.215 per Consolidated Share as quoted on the Stock Exchange on the Latest Practicable Date, assuming Share Consolidation has become effective;

(ii)	a discount of approximately 32.00% to the adjusted closing price of HK$0.250 per Consolidated Share (based on the closing price of HK$0.050 per Share as quoted on the Stock Exchange on the Last Trading Day and adjusted for the effect of the Share Consolidation);

(iii)	a discount of approximately 28.27% to the average of the closing prices of approximately HK$0.237 per Consolidated Share based on the average closing price of approximately HK$0.047 as quoted on the Stock Exchange for the 5 consecutive trading days up to and including the Last Trading Day;

(iv)	a discount of approximately 51.73% to the average of the closing prices of approximately HK$0.352 per Consolidated Share based on the average closing price of HK$0.070 as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Day;

(v)	a discount of approximately 10.53% to the theoretical ex-rights price of approximately HK$0.190 per Consolidated Share based on the closing price of HK$0.250 per Consolidated Share as quoted on the Stock Exchange for the Last Trading Day;

(vi)	theoretical dilution effect (as defined under Rule 7.27B of the Listing Rules) represented by a discount of approximately 24.00%, represented by the theoretical diluted price of approximately HK$0.190 per Consolidated Share to the benchmarked price of approximately HK$0.250 per Consolidated Share (as defined under Rule 7.27B of the Listing Rules, taking into account the higher of (i) the closing price of the Shares as quoted on the Stock Exchange on the Last Trading Day and (ii) the average of the closing prices of the Shares as quoted on the Stock Exchange for the five (5) previous consecutive trading days prior to the date of this Circular and adjusted for the effect of the Share Consolidation); and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(vii)	a discount of approximately 87.88% to the consolidated net asset value per Consolidated Share of approximately HK$1.402 (based on the consolidated net asset value of the Company as at 30 June 2024 of approximately HK$329.2 million and the total number of issued Consolidated Shares after the Share Consolidation and before the Rights Issue, which will be 234,761,352).

As stated in the paragraph headed “The Subscription Price” in the Board Letter, the Subscription Price was determined by Company with reference to the amount of fund raising targeted by the Company under the Rights Issue, the market price of the Shares under the prevailing market conditions, the current business performance and financial position of the Group and the reasons for the Rights Issue and the intended use of proceeds as set out in this Circular.

a.	Historical price performance

In order to assess the fairness and reasonableness of the Subscription Price, we have performed a review on the adjusted closing prices (as adjusted for the Share Consolidation) of the Consolidated Shares from 4 December 2023 to the Last Trading Day (the “Share Review Period”) (being a period of approximately 12 months prior to and including the Last Trading Day) and compared with the Subscription Price. We consider that the Share Review Period is a reasonably long period covering the annual operating cycle of the Company for analysis purpose to illustrate the general trend and level of movement of the adjusted closing price of the Consolidated Shares and thus the Share Review Period is fair and representative to reflect the market assessment on the financial performance of the Group and the general market sentiment.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Chart 1: Historical closing prices of the Consolidated Shares during Share Review Period

Source: The website of the Stock Exchange (www.hkex.com.hk)

As shown in Chart 1, the adjusted closing price of the Consolidated Shares showed a decreasing trend in general from the highest adjusted closing price of HK$2.10 per Consolidated Share on 7 December 2023 to the lowest adjusted closing price of HK$0.215 per Consolidated Share on 26 November 2024, which represents a decrease of approximately 89.76% from the highest adjusted closing price of the Consolidated Shares. The average adjusted closing price over the Share Review Period is approximately HK$0.78 per Consolidated Share.

The Subscription Price of HK$0.170 represents (i) discount of approximately 91.90% to the highest adjusted closing price of HK$2.10 per Consolidated Share; (ii) discount of approximately 20.93% to the lowest adjusted closing price of HK$0.215 per Consolidated Share; and (iii) discount of approximately 78.21% to the average adjusted closing price of HK$0.78 per Consolidated Share over the Share Review Period. Although the Subscription Price is out of range of the adjusted closing price of the Consolidated Shares during the Share Review Period as mentioned above, after considering that (i) the adjusted closing price of the Consolidated Shares has been decreasing during the Share Review Period; (ii) the low liquidity of the Shares as discussed in sub-section headed “(b) Historical trading liquidity of the Shares” below in this letter; (iii) the funding needs to strengthen of the Graphene Segment via the cooperation with Nanshu Town Government and settlement of the short-term liabilities as discussed in the section headed “2. Reasons for the Rights Issue and proposed use of proceeds” above in this letter; and (iv) the discount of the Subscription Price is within the range in the comparable analysis as discussed in the sub-section headed “(c) Comparison with recent rights issue transactions” below in this letter, we consider that the discount of the Subscription Price is fair and reasonable and the Rights Issue is in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

b.	Historical trading liquidity of the Shares

The table below sets out the average daily trading volume of the Shares per month and the respective percentages of the average daily trading volume as compared to the total number of issued Shares during the Share Review Period:

	Total trading volume of the Shares in the month/period	Number of trading days in the month/period	Average daily trading volume of the Shares in the month/period (Note 1)	Percentage of average daily trading volume to total number of Shares (Note 2)
2023
From 3 December to 31 December	9,460,392	18	525,577	0.059%
2024
January	14,137,800	22	642,627	0.072%
February	5,650,000	19	297,368	0.033%
March	8,227,000	20	411,350	0.046%
April	10,882,000	20	544,100	0.061%
May	612,621,217	21	29,172,439	3.238%
June	27,962,000	19	1,471,684	0.152%
July	155,168,000	22	7,053,091	0.726%
August	36,589,153	22	1,663,143	0.168%
September	27,556,000	19	1,450,316	0.147%
October	221,838,000	21	10,563,714	1.069%
November	185,718,000	21	8,843,714	0.753%
1 December to Last Trading Day	17,452,000	2	8,726,000	0.743%
		Maximum	29,172,439	3.238%
		Minimum	297,368	0.033%
		Average	5,489,625	0.559%
		Median	1,471,684	0.152%

Source: The website of the Stock Exchange (www.hkex.com.hk)

Notes:

1.	Average daily trading volume is calculated by dividing the total trading volume for the month/period by the number of trading days in the respective month/period.

2.	Calculation is based on the average daily trading volume of Shares divided by the total issued Shares of the Company at the end of each respective month.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As illustrated in the table above, the percentage of average daily trading volume of Shares during the Share Review Period ranged from 0.033% to approximately 3.238% of the total number of issued Shares for each of their respective month/period, with an average percentage of approximately 0.559%. Considering that the trading liquidity of the Shares were in general relatively thin during the Share Review Period, we consider that the Company is unlikely to be able to raise equity funds from third parties without a substantial discount on the prevailing Share prices. Taking into account the low trading liquidity of the Shares, we are of the view that, from the perspective of trading liquidity of the Shares, the Rights Issue is an appropriate equity financing method for the Group and the Subscription Price thereunder is fair and reasonable.

c.	Comparison with recent rights issue transactions

With a view to assess the fairness and reasonableness of the terms of the Rights Issue, we have also conducted market research on recent proposed rights issue transactions based on the following selection criteria: (i) the shares of the company are listed on the Stock Exchange; and (ii) the proposed rights issue transaction was announced during the 3-month period commencing on 4 September 2024 up to and including the Last Trading Day (i.e. 3 December 2024) (“Comparable Review Period”), which we considered to be an appropriate timeframe to identify a representative sample set for the purpose of our analysis.

Based on the aforesaid criteria, we have identified 25 rights issues (the “Rights Issue Comparable(s)”). Shareholders should note that the Rights Issue Comparables may have different principal business activities, market capitalisations, profitability, financial positions and future prospects as compared to those of the Company. Nevertheless, we consider that they can provide a reasonable reference to how the market generally perceive rights issues. We also consider that the Comparable Review Period is adequate and fair and reasonable to capture the prevailing market conditions of companies listed on the Stock Exchange conducting rights issue. It should be noted that, in forming our opinion, we have taken into account of the results of the below analysis together with all other factors stated in this letter as a whole. The table below provides a summary of our findings.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The details of which are set out in the following table:

Premium/(Discount) of subscription price over/to Closing

Date of announcement	Company name (Stock code)	Basis of entitlement	price on the respective last trading day	Theoretical ex-rights price	The net asset value per share	Theoretical dilution effect	Placing Commission	Excess application (Yes/No)
			(%)	(%) (Note 1)	(%) (Note 2)	(%) (Note 3)	(%) (Note 4)
2-Dec-24	Luxxu Group Limited (1327)	1 for 1	(44.44)	(28.57)	(79.45)	(22.22)	HK$100,000 or 1.5%	No
21-Nov-24	Legend Strategy International Holdings Group Company Limited (1355)	1 for 1	(49.71)	(33.08)	N/A	(24.86)	N/A	Yes
21-Nov-24	Elife Holdings Limited (223)	1 for 5	(6.54)	(9.09)	96.10	(0.73)	N/A	Yes
19-Nov-24	Rare Earth Magnesium Technology Group Holdings Limited (601)	1 for 2	(43.88)	(34.26)	(86.91)	(14.63)	N/A	Yes
19-Nov-24	China Wood International Holding Co., Limited (1822)	1 for 1	(45.00)	(29.10)	N/A	(24.90)	N/A	Yes
15-Nov-24	Global Strategic Group Limited (8007)	4 for 1	(12.50)	(3.20)	(91.60)	(11.30)	N/A	Yes
12-Nov-24	HG Semiconductor Limited (6908)	1 for 4	(36.00)	(31.00)	(44.20)	(8.30)	HK$100,000 or 1.0%	No
11-Nov-24	Far East Holdings International Limited (36)	2 for 1	(35.77)	(15.66)	(80.59)	(23.85)	2.50	No
31-Oct-24	Yuzhou Group Holdings Company Limited (1628)	49 for 100	(73.68)	(65.27)	N/A	(24.23)	N/A	Yes
4-Nov-24	China Water Industry Group Limited (1129)	1 for 1	(49.85)	(33.20)	(93.95)	(24.92)	2.00	No
22-Oct-24	IRC Limited (1029)	1 for 2	(15.00)	(10.50)	(67.30)	(4.90)	N/A	Yes
21-Oct-24	China 33 Media Group Limited (8087)	3 for 2	(7.41)	(3.23)	77.44	(5.12)	HK$100,000 or 1.50%	No
18-Oct-24	Kingkey Financial International (Holdings) Limited (1468)	1 for 2	(2.56)	(4.04)	87.58	(2.06)	N/A	Yes
18-Oct-24	Gaodi Holdings Limited (1676)	1 for 2	37.90	12.10	(65.50)	—	1.00	No
15-Oct-24	Eminence Enterprise Limited (616)	2 for 1	(8.00)	(2.85)	(98.98)	(21.30)	N/A	Yes
8-Oct-24	V & V Technology Holdings Limited (8113)	1 for 2	(31.51)	(23.47)	(32.23)	(10.50)	N/A	Yes
4-Oct-24	Palinda Group Holdings Limited (8179)	1 for 2	(18.70)	(13.29)	(66.10)	(6.23)	N/A	Yes
2-Oct-24	China National Culture Group Limited (745)	2 for 1	(31.97)	(13.79)	(53.36)	(21.31)	2.00	No
26-Sep-24	Innovax Holdings Limited (2680)	1 for 2	(67.39)	(59.20)	(88.59)	(22.78)	1.00	No

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Premium/(Discount) of subscription price over/to Closing

Date of announcement	Company name (Stock code)	Basis of entitlement	price on the respective last trading day	Theoretical ex-rights price	The net asset value per share	Theoretical dilution effect	Placing Commission	Excess application (Yes/No)
			(%)	(%)	(%)	(%)	(%)
				(Note 1)	(Note 2)	(Note 3)	(Note 4)
23-Sep-24	Hatcher Group Limited (8365)	3 for 1	(31.50)	(10.40)	(94.10)	(23.60)	0.00	No
23-Sep-24	Shougang Fushan Resources Group Limited (639)	1 for 30	1.96	1.90	(20.49)	—	N/A	Yes
13-Sep-24	Dragon Rise Group Holdings Limited (6829)	1 for 1	(48.70)	(33.10)	(89.20)	(24.90)	1.0% or HK$100,000	No
13-Sep-24	Shougang Century Holdings Limited (103)	1 for 5	10.00	8.196	(62.50)	—	N/A	Yes
9-Sep-24	Crown International Corporation Limited (727)	1 for 2	0.00	0.00	156.52	—	N/A	Yes
4-Sep-24	China New Consumption Group Limited (8275)	1 for 2	(5.66)	(4.76)	(61.09)	—	3.5% or HK$250,000	No
		Maximum	37.90	12.10	156.52	0.00	3.50 (Note 5)
		Minimum	(73.68)	(65.27)	(98.98)	(24.92)	0.00 (Note 5)
		Average	(24.64)	(17.55)	(39.02)	(12.91)	1.55 (Note 5)
		Median	(31.50)	(13.29)	(65.80)	(11.30)	1.50 (Note 5)
	The Company	3 for 1	(32.00)	(10.53)	(87.88)	(24.00)	1.50	No

Source: the website of the Stock Exchange (http://www.hkex.com.hk) Notes:

1.	The benchmarked price used for calculation of the theoretical ex-rights price is calculated in accordance with Rule 7.27B of the Listing Rules or Rule 10.44A of the Rules Governing the Listing of Securities on GEM (the “GEM Listing Rules”), being the higher of (i) the closing price per share on the last trading day of the subject Rights Issue Comparables; and (ii) average closing price per share for the five trading days immediately prior to the last trading day of the subject Rights Issue Comparables.

2.	The net asset value (the “NAV”) per share is calculated based on the latest published net asset value of the subject company and total number of shares in issue as at the date of the respective announcement. “N/A” denotes that the NAV of the relevant Rights Issue Comparable that has net liabilities according to its latest published audited/unaudited consolidated financial statements.

3.	The theoretical dilution effect is calculated in according to Rule 7.27B of the Listing Rules or Rule 10.44A of the GEM Listing Rules. “–” denotes that the rights issue has no theoretical dilution effect attributable to the subject theoretical ex-right price being higher than the subject benchmarked price.

4.	“N/A” denotes that the subject rights issue was conducted without the involvement of any placing.

5.	Analysis is based on the absolute percentage of the placing commission.

6.	Figures or data shown in the above table are based on information as set out in the subject announcement or circular of the respective listed company or by our calculation, where applicable.

7.	The above figures may subject to rounding adjustments, where applicable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the table above, we noted that:

(a)	the discount or premium of the subscription price to the respective last trading day price of the Rights Issue Comparables ranged from a discount of approximately 73.68% to a premium of approximately 37.90% (the “Comparable LTD Range”), with the average and median of discounts being approximately 24.64% and 31.50%, respectively. The Subscription Price represents a discount of approximately 32.00% to the adjusted closing price of the Consolidated Share on the Last Trading Day, which is within the Comparable LTD Range and is approximate to the aforesaid median;

(b)	the discount or premium of the subscription price to the theoretical ex-rights price of the Rights Issue Comparables ranged from a discount of approximately 65.27% to a premium of approximately 12.10% (the “Comparable TERP Range”), with the average and median of discounts of approximately 17.55% and 13.29% respectively. The Subscription Price represents a discount of approximately 10.53% to the theoretical ex-rights price per Share on the Last Trading Day which is within the Comparable TERP Range and represents a lower discount than the aforesaid average and median;

(c)	the discount or premium of the subscription price over or to the net asset value per share of the Rights Issue Comparables ranged from a discount of approximately 98.98% to a premium of approximately 156.52% (the “Comparable NAV Range”), with the average and median of discounts of approximately 39.02% and 65.80% respectively. The Subscription Price represents a discount of approximately 87.88% to the net asset value per Share which is within the Comparable NAV Range and represents a higher discount than the aforesaid average and median;

(d)	the theoretical dilution effect of the Rights Issue Comparables ranged from nil to approximately 24.92% (the “Comparable Dilution Range”), with average and median dilution effects of approximately 12.91% and 11.30%, respectively. The theoretical dilution effect of the Rights Issue of approximately 24% lies within the Comparable Dilution Range and higher than the average and median dilution effects of the Comparable Rights Issue. In any case, as the theoretical dilution effect of the Rights Issue is below 25%, it is in compliance with Rule 7.27B of the Listing Rules;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(e)	it is noted from the Board Letter that the Qualifying Shareholders will not be entitled to subscribe for any Rights Shares in excess of their respective entitlements. Based on our analysis on the Rights Issue Comparables, we noted that 11 out of 25 Rights Issue Comparables, did not offer excess application as part of the rights issue. On this basis, we considered the absence of excess application to be common market practice. Furthermore, the Rights Issue will give the Qualifying Shareholders an equal and fair opportunity to maintain their respective pro rata shareholding interests in the Company, for the Qualifying Shareholders who accept their respective entitlements under the Rights Issue in full, they would be able to maintain their respective existing shareholdings in the Company after completion of the Rights Issue. As such, we considered that the absence of excess application arrangement to be acceptable as far as the Independent Shareholders are concerned; and

(f)	Under the Compensatory Arrangements, the Company entered into the Placing Agreement with the Placing Agent to procure Placees, on a best effort basis, to subscribe for the Placing Shares during the Placing Period. The placing commission of the Rights Issue Comparables, where applicable, ranged from 0% to 3.50%, with the average and median of approximately 1.55% and 1.50%, respectively. Pursuant to the terms of the Placing Agreement, the Placing commission is 1.50% of the gross proceeds, from the successful placement of Unsubscribed Rights Shares and NQS Rights Shares, such is within the aforesaid range of the Rights Issue Comparables.

Although (i) the Subscription Price represents a deep discount to the consolidated net asset value per Share attributable to the Shareholders; (ii) the level of discount of the Subscription Price as compared to the closing price on the Last Trading Day is higher than the average and median of the Rights Issue Comparables; and (iii) the theoretical dilution effect of the Rights Issue is higher than the average and median of the Rights Issue Comparables, taking into account (1) the strong demand of the Group’s spherical graphite and the prospects of the Phase 1 Project and Phase 2 Project as discussed above; (2) the level of and terms of the borrowings of the Group; (3) the interests of the Qualifying Shareholders will not be prejudiced by the level of discount of the Subscription Price as long as they are offered with an equal opportunity to participate in the Rights Issue and subscribe for the Rights Shares; and (4) the closing price per Share was trading below the net asset value per Share attributable to the Shareholders as at 31 March 2024 for the majority period during the Share Review Period, we consider a substantial discount of the Subscription Price to attract subscription by the Qualifying Shareholders is fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In view of (i) the Subscription Price represents a discount of approximately 32.00% to the adjusted closing price of the Consolidated Shares on the Last Trading Day which is within the Comparable LTD Range and is approximate to the median of the Rights Issue Comparables; (ii) the discount of the Subscription Price to the theoretical ex-rights price per Share on the Last Trading Day of 10.53% is within the Comparable TERP Range and such discount is lower than the corresponding average and median of the Rights Issue Comparables; (iii) the discount of Subscription Price to the net asset value of the Company as at 30 June 2024 of 87.88% is within the Comparable NAV Range and represents a higher discount than the corresponding average and median of the Rights Issue Comparables; (iv) the theoretical dilution effect of the Rights Issue is within the Comparable Dilution Range and below 25% which is in compliance with Rule 7.27B of the Listing Rules; (v) our analysis on the placing commission under the Placing Agreement is within the range of the Rights Issue Comparables; and (vi) the Subscription Price is available to all Qualifying Shareholders, we consider that the principal terms of the Rights Issue (including the Subscription Price and the Placing commission rate) to be fair and reasonable to the Shareholders and in the interests of the Company and the Shareholders as a whole.

4.	Possible financial effects of the Rights Issue

According to the unaudited pro forma financial information of the Group as set out in Appendix II to the Circular, assuming the completion of the Previous Placing and the Rights Issue had been completed and subscribed in full on 30 June 2024, the unaudited consolidated net tangible liabilities of the Group attributable to the owners of the Company would have decreased from approximately HK$211.74 million to an unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to the owners of the Company of approximately HK$84.07 immediately after the completion of the Previous Placing and the Rights Issue.

It should be noted that the aforementioned analysis is for illustrative purposes only and does not purport to represent how the financial position of the Group will be upon completion of the Rights Issue.

5.	Possible dilution effect

All the Qualifying Shareholders are entitled to subscribe for the Rights Shares. For those Qualifying Shareholders who take up their full provisional allotments under the Rights Issue, their shareholding interests in the Company will remain unchanged after the Rights Issue. Referring to the section headed “EFFECT OF THE SHAREHOLDING STRUCTURE OF THE COMPANY” in the Board Letter, those Qualifying Shareholders who do not take up the Rights Shares to which they are entitled and the Non-Qualifying Shareholders should note that their shareholdings in the Company will be diluted upon completion of the Rights Issue and their aggregate shareholding interests in the Company may be reduced by a maximum of approximately 75%. It should be noted that the actual changes in the shareholding structure of the Company upon completion of the Rights Issue are subject to various factors, including but not limited to the results of acceptance of the Rights Issue.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having taken into account (i) all Qualifying Shareholders are provided an equal opportunity to subscribe for their assured entitlements under the Rights Issue for the purpose of maintaining their respective existing shareholding interests in the Company; (ii) the Qualifying Shareholders have the opportunity to sell their nil-paid Rights Shares in the market if they do not wish to take up the Rights Issue entitlements; and (iii) shareholding dilution is generally inherent in rights issue with new shares being issued, we are of the view that the potential dilution effect on the shareholding is acceptable.

RECOMMENDATION

Taking into consideration the above principal factors and reasons, we are of the opinion that the terms of the Rights Issue (including the Subscription Price, potential dilution effect, the terms of the Placing Agreement, and the Compensatory Arrangements) are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the relevant resolution(s) proposed at the EGM thereby approving the Rights Issue. However, we do not envisage our role as to opine on, and our opinion herein does not in any manner address to or imply, whether Qualifying Shareholders should or should not accept the Rights Shares.

Yours faithfully,
For and on behalf of
Merdeka Corporate Finance Limited Wallace So
Managing Director

Mr. Wallace So is a licensed person registered with the Securities and Futures Commission of Hong Kong, a responsible officer of Merdeka Corporate Finance Limited to carry out type 6 (advising on corporate finance) regulated activity under the SFO and a licensed representative of Merdeka Investment Management Limited to carry out type 4 (advising on securities) and type 9 (asset management) regulated activities under the SFO. Mr. Wallace So has over 13 years of experience in corporate finance industry.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

A.	FINANCIAL INFORMATION OF THE GROUP

The financial information of the Group for the three years ended 31 December 2021, 2022 and 2023 and the six-month period ended 30 June 2024 are disclosed in the following documents which have been published on the websites of the Stock Exchange (www.hkex.com.hk) and the Company (http://www.graphexgroup.com), respectively:

(i)	the audited consolidated financial statements of the Group for the year ended 31 December 2021 is disclosed in the annual report of the Company for the year ended 31 December 2021 published on 28 April 2022, from pages 106 to 227:

https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0428/2022042803733;

(ii)	the audited consolidated financial statements of the Group for the year ended 31 December 2022 is disclosed in the annual report of the Company for the year ended 31 December 2022 published on 27 April 2023, from pages 104 to 231:

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0427/2023042704608.pdf;

(iii)	the audited consolidated financial statements of the Group for the year ended 31 December 2023 is disclosed in the annual report of the Company for the year ended 31 December 2023 published on 29 April 2024, from pages 105 to 237:

https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0429/2024042903407.pdf; and

(iv)	the unaudited financial information of the Group for the six-month period ended 30 June 2024 is disclosed in the 2024 interim report of the Company for the six months ended 30 June 2024 published on 26 September 2024, from pages 4 to 10:

https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0926/2024092600517.pdf.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

B.	STATEMENT OF INDEBTEDNESS

As at the close of business on 30 November 2024, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following indebtedness:

●	As at 30 November 2024, the Group had outstanding unsecured and unguaranteed corporate bonds of approximately HK$115.1 million. These borrowings denominated in HK$ bear coupon interest at rates of 6% per annum.

●	As at 30 November 2024, the Group had outstanding bank borrowing of approximately HK$11.9 million. These borrowings denominated in RMB bear interest at rates of 2.95% to 3.6% per annum. The bank borrowing of approximately HK$8.7 million is guaranteed by a subsidiary of the Company and approximately HK$3.2 million is unsecured and unguaranteed.

●	As at 30 November 2024, the Group had outstanding unsecured and unguaranteed other borrowings of approximately HK$23.9 million. These borrowings are denominated in HK$, USD and RMB and bear interest at rates of 3% to 15% per annum.

●	As at 30 November 2024, the Group had outstanding unsecured and unguaranteed promissory note with principal amount of approximately HK$68.0 million bear coupon interest at rates of 2% per annum.

●	As at 30 November 2024, the Group had outstanding convertible notes of approximately HK$3.8 million bear interest at rates of 5.5% per annum. The convertible notes of approximately HK$3.0 million is secured by the entire issued capital of a subsidiary of the Company and approximately HK$0.8 million is unsecured and unguaranteed.

●	As at 30 November 2024, the Group had outstanding amounts due to related parties of approximately HK$10.2 million which have no fixed terms of repayment and are interest-free and unsecured.

As at 30 November 2024, the Group had total lease liabilities of approximately HK$14.9 million of which current portion was approximately HK$2.0 million and non-current portion was approximately HK$12.9 million.

Save as disclosed above, and apart from intra-group liabilities and trade payables in the normal course of business of the Group, as at 30 November 2024, being the latest practicable date for the purpose of preparing this statement of indebtedness, the Group did not have any other loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

The Directors confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 30 November 2024 up to the Latest Practicable Date.

C.	WORKING CAPITAL STATEMENT

The Directors, after due and careful enquiry, are of the opinion that in the absence of unforeseeable circumstances, taking into account the estimated net proceeds from the Rights Issue and the financial resources available to the Group, including cash and cash equivalents on hand, cash flows from operating activities and available facilities, and based on the assumptions that following financing plans and measures can be successfully executed, the Group will have sufficient working capital for its present requirements for at least the next twelve (12) months following the date of this circular.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Likelihood of the successful extension of the certain amount of other borrowings, corporate bonds and convertible bonds (collectively referred to as the “Debts”)

The Group has been actively negotiating extension of the Debts with the Debts holders. Partial Debts matured during 2021, 2022 and 2023. In 2023, certain holders of these matured Debts with aggregate carrying amount of approximately HK$76,040,000 agreed in writing to extend the repayment date of the relevant Debts to 30 June 2025 but these holders have the right to demand immediate repayment from May 2024.

As at 30 November 2024, the Group has not repaid any Debts with aggregate carrying amount of approximately HK$48,421,000, which had respective maturity dates due on or before 30 November 2024. In aggregate, as at 30 November 2024, the Group has Debts amounted HK$124,461,000 repayable on demand in which HK$76,040,000 is due on 30 June 2025.

On 30 December 2024, the Group applied for extension negotiation with each Debt holder, seeking to extend the repayment date of Debt balance in aggregate of HK$136,961,000 to maturity date beyond the forecast period.

As of the date of the circular, holders of Debts amounted HK$18,500,000 have agreed in writing to the extension; while application of Debts amounted HK$118,461,000 are currently under review by each respective Debt holder. As such, as of the date of the circular, in the absence of any other legally binding agreements, Debts amounted HK$118,461,000 is repayable on demand. Up to date, the holders of these respective Debts have not requested any repayment. The Group has been actively negotiating with these Debt holders to secure for extension of repayment dates.

The Directors of the Group believe that successfully extending Debts, together with the short-term loan facility of HK$50,000,000 obtained which is due on 31 March 2026, coupled with utilizing internal resources would enhance the Group’s liquidity position to repay Debts. The Directors of the Group considered that the Group will have sufficiency working capital at least the next 12 months from the date of this circular.

D.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Company since 31 December 2023, being the date to which the latest published audited consolidated financial statements of the Company were made up.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

E.	FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

As mentioned in the the annual report of the Company for the year ended 31 December 2023, the revenue contributed by the graphene products segment (the “Graphene Products Segment”) for the year ended 31 December 2023 recorded a year-to-year decline of 9% to approximately HK$194.9 million, representing 67% of the total revenue of the Group. The decline in revenue is due to product price drop and exchange rate factors. However, the Group have been able to maintain a higher gross profit margin of 28% compare to 25% in 2022. The adjusted EBITDA of Graphene Products Segment is down 18% to approximately HK$38.3 million compared to that of 2022. For the year ended 31 December 2023, the total output of spherical graphite was slightly over 10,000 metric tons. All of the spherical graphite is produced and sold in China in 2023. The Group looks forward to the implementation of the expansion plan in Laixi City, Shandong Province, PRC soon.

The demand of lithium-ion batteries remains strong, especially for EV market and energy storage market. Lithium-ion batteries use deep processed graphite as anode material and there is no commercially viable substitute. The graphene division of the Group specialises in the mid-stream deep processing of graphite from flake graphite into battery anode material which is essential for battery making and hence EV production now and in the foreseeable future. The expansion plan of anode material production capacity is well placed to take advantage of the growth in demand of batteries and the new battery gigafactory to be built in the next few years.

For the year ended 31 December 2023, the landscape architecture segment contributed revenue of approximately HK$97 million, representing approximately 33% of the Group’s total revenue. The segment revenue decreased by HK$25.9 million from approximately HK$122.9 million, representing a 21% drop. The gross profit margin of the landscape architecture design business decreased by approximately 8 percentage points to about 43% for the year ended 31 December 2023, as compared with that of 51% for the year ended 31 December 2022.

The reduction in revenue was mainly due to slowdown in real estate development market in China. Despite challenging market conditions in 2023, impact on its landscape architecture segment was relatively less rigorous compared to the industry as a whole. The Group have continued to exercise tight cost control on its landscape architecture design business while maintaining the quality of its production. The Group has strived to ensure the provision of quality landscape architecture services and sustain its market leadership in the industry.

The Group believe electrification is a manageable path to sustainability of the world. Therefore, the demand of rechargeable batteries shall increase as the application ends increase. The battery technologies may advance, and new battery system may emerge. However, lithium-ion batteries will still be the most stable and cost-effective device for energy storage in the coming years. And lithium-ion batteries will still be using graphite anode material. The Group focus on the production of graphite anode materials for various needs of battery chemistry. The Group have set a five-year plan to invest in the expansion of production capacity, research development, and new battery system.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Group recognise the importance of producing battery anode material in a responsible and environmentally friendly manner. The Group are conscience of the increasing environmental and social expectations and requirements coming from international and national regulations, laws makers, as well as the customers, the communities, the business partners, and all the shareholders. The Group regularly assess the current ESG measures and constantly find ways to improve the ESG standard and strengthen sustainability.

PRINCIPAL RISKS AND UNCERTAINTIES

The Directors are aware that the Group is exposed to various risks, including some which are specific to the Group or the industries in which the Group operates as well as others that are common to most if not all other businesses. The Directors have established a policy to ensure that significant risks which may adversely affect the Group’s performance and ability to deliver on its strategies, as well as those which may present positive opportunities, are identified, reported, monitored, and managed on a continuous basis.

The following are key risks that are considered to be of most significance to the Group at this time. They have the potential to adversely and/or materially affect the Group’s businesses, financial conditions, results of operations and growth prospects if they are not managed effectively. These key risks are by no means exhaustive or comprehensive, and there may be other risks, in addition to those shown below, which are not known to the Group or which may not be material now but could turn out to be material in the future.

Market risk

COVID-19 pandemic

The outbreak of COVID-19 has caused serious contraction of the global economy. Despite the diversification of businesses, the Group’s business operations have inevitably been affected when the local government imposed movement control measures as to slow the spread of the virus. The Group continues to monitor the overall impact of COVID-19 and to contain its operational and financial risks. Different levels of proactive measures and contingency plans have been formulated to act on possible situations in order to sustain the Group’s business operations.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Business and strategic risk

Innovation and product development

If the Group fails to keep updated of important technological changes in the industry, the Group’s business could be affected. The Group has made continuous efforts on research and development and monitored technological innovations in the industry to keep up the Group’s competitiveness in the graphene business.

Client management

In the event that the Group is unable to retain the clients or expand the client base, the overall business may be adversely affected. Business development team and project team maintain business relationship with existing clients and keep the clients informed of the recent developments of the Group to strengthen the brand and reputation through quality service. Project directors conduct ongoing monitoring on every contract to ensure the deliverables are up to standard and timely followed.

Credit risk

Accounts receivables management

If the progress payments are not settled by the client on time and in full, the accounts receivables will be long outstanding. This situation may increase the Group’s credit risk and liquidity risk. Regular meetings are held to discuss client’s payment status. For those long outstanding accounts receivables, written payment reminder will be issued to the client and legal advices will be sought.

Liquidity risk

Debt settlement

The risk of being unable to settle obligations as they fall due. The Directors will closely monitor the liquidity and cash flow position of the Group to fulfill all the debt obligations of the Company.

Legal and compliance risk

Local and international law and regulatory requirements

The ordinary shares of the Company is listed in Hong Kong and its ADS listed in the United States, and operates in Hong Kong and the PRC. It may be exposed to different and changing government policies, political, social, legal and regulatory requirements. The Group has internal procedures to monitor legal and compliance matters for daily operations and will seek internal and external legal advice as and where appropriate for new business initiatives.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Operational risk

Cost management

Business operations and financial positions may be affected if the cost is not controlled effectively. Project plan is prepared by project team. Management will regularly monitor the project schedule and evaluate the reason of any excessive time cost spent on particular project. If gross profit margin is lower than required, meetings will be held to discuss the reasons behind.

Sub-consultant management

If there is no proper sub-consultant selection procedure, an inappropriate sub-consultant would be selected in an unfair and untransparent manner. A proper selection and quotation comparison procedure is formulated and implemented in the event that the service of sub-consultant is involved.

IT risk

Cyber security

The Group has diversified into different business segments across cities in Hong Kong and China. The increased application of information technology in the Group’s businesses, the threats to IT systems including cyberattacks are imminent and present a real challenge to the Group’s business operations. The Group has implemented a set of comprehensive IT security policies and procedures to address those threats and mitigate the potential loss of the Group’s assets and operations, reduce the impact on its business and resume its business operations as soon as practicable.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

For illustrative purpose only, set out below is the unaudited pro forma statement of adjusted consolidated net tangible liabilities of the Group after completion of the Rights Issue. Although reasonable care has been exercised in preparing the unaudited pro forma financial information, Shareholders who read the information should bear in mind that these figures are inherently subject to adjustments and may not give a complete picture of the Group’s financial results and positions for the financial periods concerned.

A.	UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE LIABILITIES OF THE GROUP

The statement of unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to the owners of the Company as at 30 June 2024 has been prepared by Directors of the Company (the “Directors”) in accordance with Paragraph 29 of Chapter 4 of the Listing Rules to illustrate the effects of the Rights Issue on the consolidated net tangible liabilities of the Group attributable to the owners of the Company as if the Rights Issue had taken place on 30 June 2024.

The statement of unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to the owners of the Company has been prepared for illustrative purposes only, based on the judgements and assumptions of the Directors, and because of its hypothetical nature, may not give a true picture of the financial position of the Group following the Rights Issue.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

The following statement of unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to the owners of the Company is based on the unaudited consolidated net tangible liabilities of the Group as extracted from the published unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2024, adjusted as described below:

						Prior to Completion of Rights Issue		After Completion of Rights Issues
	Unaudited consolidated net tangible liabilities of the Group attributable to the owners of the Company as at 30 June 2024	Net proceeds from the placing completed on 8 November 2024 (“Previous Placing”)

Unaudited pro forma adjusted

consolidated net tangible liabilities of the Group attributable to owners of the Company immediately after the

completion of the Previous Placing and before the

Rights Issue

				Estimated net proceeds from the Rights Issue	Unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to the owners of the Company immediately after the completion of the Previous Placing and the Rights Issue

Unaudited pro forma

consolidated net tangible liabilities of the Group per share attributable to owners of the Company as at 30 June

2024 after the

Previous Placing and before the

completion of

Share Consolidation

Unaudited pro forma

consolidated net tangible liabilities of the Group per share attributable to owners of the Company as at 30 June

2024 after the

Previous Placing and after the

completion of

Share Consolidation

Unaudited pro forma consolidated net tangible liabilities of the Group per share attributable to owners of the Company as at 30 June 2024 after the completion of Share Consolidation and Rights Issues
	(Note 1)	(Note 2)		(Note 3)		(Note 4)	(Note 5)	(Note 6)
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$	HK$	HK$
Rights Shares to be issued at Subscription price of HK$0.17 per Rights Share	(211,741)	11,970	(199,771)	115,700	(84,071)	(0.17)	(0.85)	(0.09)

Notes:

1.	The amount of unaudited consolidated net tangible liabilities of the Group attributable to the owners of the Company as at 30 June 2024 is based on unaudited consolidated net assets of the Group attributed to the owners of the Company of HK$329,246,000 as adjusted by exclusion of goodwill of HK$101,939,000, other intangible assets of HK$435,823,000 and deferred tax assets of HK$3,225,000 as shown on the Group’s unaudited condensed consolidated financial statements for the period ended 30 June 2024 that has been extracted from the published interim report of the Company for the period ended 30 June 2024 dated 29 August 2024.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

2.	On 8 November 2024, the Company completed the Previous Placing of shares in which 185,480,000 ordinary shares were issued at Previous Placing price of HK$0.066 per placing shares. Net proceeds from the Previous Placing amounted to approximately HK$11,970,000 (after deduction of commission and other relevant costs and expenses of the placing).

3.	The estimated net proceeds from the Rights Issue of approximately HK$115,700,000 are calculated based on the maximum number of 704,284,056 Rights Shares (in the proportion of three (3) Rights Shares for every one (1) Consolidated Share held on the Record Date which is 234,761,352 Shares) to be issued at the subscription price of HK$0.17 per Rights Share assuming full acceptance of the Rights Shares by all of the Qualifying Shareholders and the holder of convertible note will not exercise any conversion rights under the convertible note, after deduction of the estimated related expenses of approximately HK$4,000,000.

4.	The unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to owners of the Company as at 30 June 2024 per share immediately after the completion of the Previous Placing and before the Rights Issue is calculated based on the unaudited consolidated net tangible liabilities of the Group attributable to owners of the Company as at 30 June 2024 immediately after the completion of the Previous Placing and before the Rights Issue of approximately HK$199,771,000 which is arrived at after aggregating the unaudited consolidated net tangible liabilities of the Group attributable to owners of the Company of approximately HK$211,741,000 (note 1 above) and the estimated net proceeds of approximately HK$11,970,000 from the Previous Placing (note 2 above) divided by 1,173,806,762 existing shares (being 971,136,762 shares in issue as at 30 June 2024, subsequent increased to 1,173,806,762 shares) held on the Record Date.

5.	The unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to owners of the Company as at 30 June 2024 per share immediately after the completion of the Previous Placing and before the Rights Issue is calculated based on the unaudited consolidated net tangible liabilities of the Group attributable to owners of the Company as at 30 June 2024 immediately after the completion of the Previous Placing and before the Rights Issue of approximately HK$199,771,000 which is arrived at after aggregating the unaudited consolidated net tangible liabilities of the Group attributable to owners of the Company of approximately HK$211,741,000 (note 1 above) and the estimated net proceeds of approximately HK$11,970,000 from the Previous Placing (note 2 above) divided by 234,761,352 shares (being 1,173,806,762 shares as set out in note 4 above, adjusted for the consolidation of 5 shares into 1 as if the consolidation of shares took place on 30 June 2024), as if the Share Consolidation has been completed on 30 June 2024.

6.	The unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to owners of the Company as at 30 June 2024 per share immediately after the completion of the Previous Placing and Rights Issue (assuming full acceptance of the Rights Shares by all of the Qualifying Shareholders) is arrived at based on the unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to equity owners of the Company as at 30 June 2024 immediately after completion of the Previous Placing and Rights Issue of approximately HK$84,071,000 divided by 939,045,408 pro forma Shares which comprise (i) 234,761,352 Consolidated Shares held on the Record Date, and (ii) 704,284,056 Rights Shares to be issued assuming that the Rights Issue has been completed on 30 June 2024 and holder of convertible note will not exercise any conversion rights under the convertible note.

7.	Except as disclosed above, no adjustment has been made to reflect any trading results or other transactions of the Group entered into subsequent to 30 June 2024.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

B.	ACCOUNTANTS’ REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

The following is text of a report, prepared for the sole purpose of inclusion in this circular, received from the independent reporting accountants of the Company, AOGB CPA Limited, Certified Public Accountants, Hong Kong, in respect of the unaudited pro forma financial information of the Group as set out in Section A of Appendix II to this circular.

INDEPENDENT REPORTING ACCOUNTANT’S ASSURANCE REPORT ON THE COMPLICATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION

To the Directors of Graphex Group Limited

Capitalised terms used in this report shall have the same meanings as defined in the circular dated 27 January 2025 (the “Circular”) of Graphex Group Limited (the “Company”) unless the context requires otherwise.

We have completed our assurance engagement to report on the compilation of unaudited pro forma financial information of the Company and its subsidiaries (collectively referred to as the “Group”) by the Directors of the Company (the “Directors”) for illustrative purposes only. The unaudited pro forma financial information (the “Unaudited Pro Forma Financial Information”) consists of the unaudited pro forma statement of adjusted consolidated net tangible liabilities of the Group attributable to owners of the Company as at 30 June 2024 as set out on pages II-1 to II-3 of the Circular. The applicable criteria on the basis of which the Directors have compiled the Unaudited Pro Forma Financial Information are described on pages II-1 to II-3 of the Circular.

The Unaudited Pro Forma Financial Information has been compiled by the Directors to illustrate the impact of the rights issue (the “Rights Issue”) on the Group’s consolidated net tangible liabilities attributable to owners of the Company as at 30 June 2024 as if the Rights Issue had taken place at 30 June 2024. As part of this process, information about the Group’s consolidated net tangible liabilities has been extracted by the Directors from the Group’s unaudited condensed consolidated financial statements for the six months ended 30 June 2024, on which no auditor’s report or review report has been published.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

Directors’ Responsibilities for the Unaudited Pro Forma Financial Information

The Directors are responsible for compiling the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” (the “AG 7”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the HKICPA, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Management 1 “Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements” issued by the HKICPA, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountant’s Responsibilities

Our responsibility is to express an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3420 “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus” issued by the HKICPA. This standard requires that the reporting accountants plan and perform procedures to obtain reasonable assurance about whether the Directors have compiled, the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Listing Rules and with reference to AG 7 issued by the HKICPA.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Unaudited Pro Forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Unaudited Pro Forma Financial Information.

The purpose of Unaudited Pro Forma Financial Information included in an investment circular is solely to illustrate the impact of a significant event or transaction on the unadjusted financial information of the Group as if the event or transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction at 30 June 2024 would have been as presented.

A reasonable assurance engagement to report on whether the Unaudited Pro Forma Financial Information has been properly compiled on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Directors in the compilation of the Unaudited Pro Forma Financial Information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

●	the related pro forma adjustments give appropriate effect to those criteria; and

●	the Unaudited Pro Forma Financial Information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the reporting accountants’ judgement, having regard to the reporting accountants’ understanding of the nature of the Group, the event or transaction in respect of which the Unaudited Pro Forma Financial Information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the Unaudited Pro Forma Financial Information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

Opinion

In our opinion:

(a)	the Unaudited Pro Forma Financial Information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Group; and

(c)	the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

AOGB CPA Limited

Certified Public Accountants Hong Kong

27 January 2025

Ho Chun Shing

Practicing certificate number P07257

APPENDIX III	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	SHARE CAPITAL

(a)	Share capital as at the Latest Practicable Date

		HK$
Authorised:

2,000,000,000	Shares of HK$0.01 each	20,000,000
1,000,000,000	Preference Shares of HK$0.01 each	10,000,000

		30,000,000

		HK$
Issued and fully paid:

1,173,806,762	Shares of HK$0.01 each	11,738,067.62
323,657,534	Preference Shares of HK$0.01 each	3,236,575.34

(b)	Immediately following the Increase in Authorised Share Capital and the Share Consolidation becoming effective but before completion of the Rights issue

		HK$
Authorised:

1,800,000,000	Consolidated Shares of HK$0.05 each	90,000,000
1,000,000,000	Preference Shares of HK$0.01 each	10,000,000

		100,000,000

		HK$
Issued and fully paid:

234,761,352	Consolidated Shares of HK$0.05 each	11,738,067.60
323,657,534	Preference Shares of HK$0.01 each	3,236,575.34

- III-1 -

APPENDIX III	GENERAL INFORMATION

(c)	Immediately following the Increase in Authorised Share Capital and the Share Consolidation becoming effective and upon completion of the Rights Issue

		HK$
Authorised:

1,800,000,000	Consolidated Shares of HK$0.05 each	90,000,000
1,000,000,000	Preference Shares of HK$0.01 each	10,000,000

		100,000,000

		HK$
Issued and fully paid:

234,761,352	Consolidated Shares of HK$0.05 each	11,738,067.60

704,284,056	Rights Shares to be allotted and issued under the Rights Issue	35,214,202.80

939,045,408	Shares in issue immediately upon completion of the Rights Issue	46,952,270.40

323,657,534	Preference Shares of HK$0.01 each	3,236,575.34

All the Rights Shares to be issued will rank pari passu in all respect with each other, including, in particular, as to dividends, voting rights and capital, and once issued and fully paid, with all the Shares in issue as at the date of allotment and issue of the Rights Shares.

The Company will apply to the Listing Committee for the listing of and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms. No part of the share capital or any other securities of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares or Rights Shares or any other securities of the Company to be listed or dealt in on any other stock exchange. As at the Latest Practicable Date, there were no arrangements under which future dividends are waived or agreed to be waived. As at the Latest Practicable Date, (i) the Company has outstanding Share Options entitling the holders thereof to subscribe for a total of 9,677,692 Shares under the 2014 Share Option Scheme; (ii) the number of shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 14,628,072 Shares; (iii) the Company has 5,842,311 outstanding convertible notes with aggregate principal value of US$490,000; (iv) the Company has 89,423,076 warrants outstanding; and (v) the Company was granted a conditional call option in consideration for 35,000,000 new Shares to be issued by the Company and the Company granted a conditional put option in consideration for 35,000,000 Consideration Shares. Details of the above are set out in the paragraph headed “Other securities of the Company” under the Letter from the Board.

- III-2 -

APPENDIX III	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, the Company has no other derivatives, outstanding convertible securities, options or warrants in issue which confer any right to subscribe for, convert or exchange into the Shares.

3.	DISCLOSURE OF INTERESTS

(a)	Directors’ and chief executive’s interests and short positions in the Shares and underlying Shares

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of the associated corporations (within the meaning of Part XV of the SFO) which (i) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) are required, pursuant to section 352 of the SFO, to be entered in the register as referred to therein; or (iii) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange are as follows:

Long position in the shares and underlying shares

		Number of issued ordinary shares of the Company				Approximate
Name of director	Capacity	Personal interest	Family interests	Corporate interest	Total	% of shareholding

Chan Yick Yan Andross	Beneficial owner, interest of controlled corporation	4,894,000	–	93,716,887 (note 1)	98,610,887	8.40%

Lau Hing Tat Patrick	Beneficial owner, interest of controlled corporation	9,892,000	–	46,003,444 (note 2)	55,895,444	4.76%

Qiu Bin	Beneficial owner	680,000	–	–	680,000	0.06%

Notes:

1.	Such interests are held by CYY Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Chan Yick Yan Andross is interested in the entire issued share capital.

2.	Such interests are held by LSBJ Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Lau Hing Tat Patrick is interested in the entire issued share capital.

- III-3 -

APPENDIX III	GENERAL INFORMATION

Long position in the shares of associated corporations of the Company

Name of director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Approximate % of shareholding

Chan Yick Yan Andross	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Lau Hing Tat Patrick	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

- III-4 -

APPENDIX III	GENERAL INFORMATION

(b)	Substantial shareholders and other persons’ interests in Shares and underlying Shares

As at the Latest Practicable Date, so far as the Directors and chief executive of the Company are aware, other than the Director or chief executive of the Company, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the SEHK.

Long position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding
The Bank of New York Mellon Corporation	Interest of controlled corporation	258,026,720	21.98%

The Bank of New York Mellon	Beneficial owner	258,026,720	21.98%

CYY Holdings Limited (note 1)	Beneficial owner	93,716,887	7.98%

PBLA Limited (note 2)	Beneficial owner	75,123,669	6.40%

Pubang Landscape Architecture (HK) Company Limited (note 2)	Interest of controlled corporation	75,123,669	6.40%

Pubang Landscape Architecture Company Limited (note 2)	Interest of controlled corporation	75,123,669	6.40%

LSBJ Holdings Limited (note 3)	Beneficial owner	46,003,444	3.92%

Notes:

1.	CYY Holdings Limited is 100% beneficially owned by Mr. Chan Yick Yan Andross. Accordingly, Mr. Chan Yick Yan Andross is deemed to be interested in the shares of the Company held by CYY Holdings Limited under the SFO.

- III-5 -

APPENDIX III	GENERAL INFORMATION

2.	PBLA Limited is 100% beneficially owned by Pubang Landscape Architecture (HK) Company Limited, which is in turn 100% beneficially owned by Pubang Landscape Architecture Company Limited. Accordingly, each of Pubang Landscape Architecture (HK) Company Limited and Pubang Landscape Architecture Company Limited is deemed to be interested in the Shares held by PBLA Limited under the SFO.

3.	LSBJ Holdings Limited is 100% beneficially owned by Mr. Lau Hing Tat Patrick. Accordingly, Mr. Lau Hing Tat Patrick is deemed to be interested in the shares of the Company held by LSBJ Holdings Limited under the SFO.

Short position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding
The Bank of New York Mellon Corporation	Interest of controlled corporation	258,026,720	21.98%
The Bank of New York Mellon	Beneficial owner	258,026,720	21.98%

4.	DIRECTORS’ INTERESTS IN CONTRACT AND ASSET

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which had been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2023, the date to which the latest published audited accounts of the Group were made up.

There was no contract or arrangement entered into by any member of the Group, subsisting as at the Latest Practicable Date, in which any of the Directors was materially interested and which was significant in relation to the business of the Group as a whole.

5.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into or proposed to enter into any service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or controlling shareholders of the Company or their respective associates had any business or interest which competes or may compete with the business of the Group, or have or may have any other conflicts of interest with the Group.

- III-6 -

APPENDIX III	GENERAL INFORMATION

7.	LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation, claim or arbitration of material importance and there was no litigation, claim or arbitration of material importance known to the Directors to be pending or threatened against any member of the Group.

8.	MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group within the two years immediately preceding the date of this circular:

(i)	the Placing Agreement;

(ii)	the placing agreement dated 17 October 2024 made between the Company and Cheong Lee Securities Limited relating to the placing of 185,480,000 new shares at HK$0.066 per share under general mandate;

(iii)	the subscription agreement dated 20 June 2024 made between the Company and Chen Stephen Hing Ming relating to subscription of 43,689,383 new shares at subscription price of HK$0.125 under general mandate;

(iv)	the engagement letter dated 26 March 2024 made between the Company and Maxim Group LLC relating to allot and issue of 2,400,000 shares as consideration to the engagement letter;

(v)	the leasing agreement dated 10 January 2024 made between Graphex (Shandong) New Energy Technologies Limited* (烯石(山東)新能源科技有限公司), an indirect wholly owned subsidiary of the Company and Qingdao Leading New Building Materials Technology Co., Ltd.* (青島領軍新型建材科技有限公司) relating to the factory buildings 6#, 7#, 8# and 11# in the Industrial Park;

(vi)	the subscription agreement dated 27 November 2023 made between the Company and Tycoon Partner Holdings Limited relating to subscription of 100,000,000 new shares at subscription price of HK$0.405 under general mandate;

(vii)	the subscription agreement dated 27 November 2023 made between the Company and Chen Stephen Hing Ming relating to subscription of 8,000,000 new shares at subscription price of HK$0.405 under general mandate; and

(viii)	the subscription agreement dated 27 November 2023 made between the Company and Redchip Companies Inc. relating to subscription of 1,400,000 new shares at subscription price of HK$0.418 under general mandate.

- III-7 -

APPENDIX III	GENERAL INFORMATION

9.	EXPERTS AND CONSENTS

The following is the qualification of the experts or professional advisers who have given opinion or advice contained in this circular (collectively, the “Experts”):

Name	Qualification

Merdeka Corporate Finance Limited	a corporation licensed to carry out type 6 (advising on corporate finance) regulated activities under the SFO

AOGB CPA Limited	Certified Public Accountants

As at the Latest Practicable Date, each of the above Experts has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letters or reports and the reference to its name in the form and context in which they respectively appear.

As at the Latest Practicable Date, none of the Experts had any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, none of the Experts had any interest, direct or indirect, in any assets which had been acquired or disposed of by or leased to any member of the Group, or which were proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2023, being the date to which the latest published audited accounts of the Company were made up.

10.	EXPENSES

The expenses in connection with the Rights Issue, including financial advisory fees, placing commission (assuming the Rights Issue is not fully-subscribed and any Unsubscribed Rights Shares are placed by the Placing Agent), printing, registration, translation, legal and accountancy charges are estimated to be up to approximately HK$4.0 million, which are payable by the Company.

- III-8 -

APPENDIX III	GENERAL INFORMATION

11.	CORPORATE INFORMATION AND PARTIES INVOLVED IN THE RIGHTS ISSUE

Board of Directors	Executive Directors
Mr. Lau Hing Tat Patrick Mr. Chan Yick Yan Andross Mr. Qiu Bin

Non-executive Director
Mr. Ma Lida

Independent non-Executive Directors
Ms. Tam Ip Fong Sin Mr. Wang Yuncai
Mr. Liu Kwong Sang Mr. Tang Zhaodong

Registered office	Windward 3
Regatta Office Park
P.O. Box 1350
Grand Cayman KY1-1108 Cayman Islands

Head office and principal place of business in Hong Kong	11/F COFCO Tower 262 Gloucester Road Causeway Bay Hong Kong

Authorised representatives	Mr. Kwok Ka Hei 11/F COFCO Tower
262 Gloucester Road Causeway Bay
Hong Kong

Mr. Chan Yick Yan Andross 11/F COFCO Tower
262 Gloucester Road Causeway Bay
Hong Kong

Business address of all Directors and authorised representatives	11/F COFCO Tower 262 Gloucester Road Causeway Bay Hong Kong

- III-9 -

APPENDIX III	GENERAL INFORMATION

Company secretary	Mr. Kwok Ka Hei
(Certified public accountant of the Hong Kong Institute of Certified Public Accountants)

Principal share registrar and transfer office	Ocorian Trust (Cayman) Limited Windward 3
Regatta Office Park
P.O. Box 1350
Grand Cayman KY1-1108 Cayman Islands

Hong Kong branch share registrar and transfer office	Tricor Investor Services Limited 17/F, Far East Finance Centre
16 Harcourt Road Hong Kong

ADS Depositary	Bank of New York Mellon 8th Floor
240 Greenwich Street, New York, NY 10286

Principal bankers	Bank of China (Hong Kong) 1 Garden Road
Hong Kong

Bank of Communications
10/F, No. 77 Gloucester Road Wanchai
Hong Kong

The Bank of East Asia
6/F, 33 Des Voeux Road Central Central

The Hongkong and Shanghai Banking Level 3, HSBC Main Building
1 Queen’s Road Central Central
Hong Kong

- III-10 -

APPENDIX III	GENERAL INFORMATION

Auditor	Crowe (HK) CPA Limited
Certified Public Accountants
9/F Leighton Centre 77 Leighton Road
Causeway Bay Hong Kong

Reporting accountants	AOGB CPA Limited
Certified Public Accountants
Suite 2501–03, Tesbury Centre 28 Queen’s Road East
Admiralty Hong Kong

Legal advisers to the Company	As to Hong Kong laws
Tso Au Yim & Yeung
14/F, Tai Sang Bank Building
130–132 Des Voeux Road Central Central
Hong Kong

As to U.S. laws
Wilson William LLC 43 West 43rd Street Suite 130
New York, NY10036-7424

As to PRC laws
China Commercial Law Firm
Floor 21A-3, 22A, 23A, 24A, 25A, 26A of
Hong Kong China Travel Service Building 4011 Shennan Avenue
Futian District, Shenzhen China

As to Philippines laws
A. A. Amador Associates
1612 Tower One, Ayala Triangle Ayala Avenue
1226 Makati City, Philippines

- III-11 -

APPENDIX III	GENERAL INFORMATION

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders	Merdeka Corporate Finance Limited Room 1108, 11/F
Wing On Centre
111 Connaught Road Central
Hong Kong

Placing Agent	Cheong Lee Securities Limited Unit B, 16/F
Bank of East Asia Harbour View Center 56 Gloucester Road
Wanchai
Hong Kong

12.	PARTICULARS OF THE DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Mr. Lau Hing Tat Patrick (劉興達), JP, aged 64, is the Chairman of the Board and an executive Director since 25 November 2013. He has over 40 years of experience in operation and management in landscape architecture service industry. Mr. Lau joined the Group in October 1986 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions and became one of the directors and shareholders in February 1987. He has been the director of Earthasia Limited since February 1987, the director of Earthasia (International) Limited since October 2004, the director and legal representative of Earthasia (Shanghai) Co. Ltd. since November 2004, the director of Carbonaphene Holdings Limited since March 2015, the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Lau acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Lau gained his experience in another two landscape architecture companies, namely, (i) Urbis Travis Morgan Limited from March 1985 to September 1986, and (ii) EBC Hong Kong (怡境師) from August 1983 to February 1985, as a landscape architect responsible for landscape design and project management.

Mr. Lau obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1983. He obtained his master’s degree in Urban Design from the University of Hong Kong in November 1991. Mr. Lau was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1987. He has been a registered landscape architect under LARO since September 1999. He served in HKILA as president from September 1994 to May 1998 and has been a fellow member of HKILA since November 2008. He has taken up the positions of chairman of Asian Habitat Society (亞洲人居環境協會) and director of the Hong Kong Coalition of Professional Service. Mr. Lau is currently a member of the Town Planning Appeal Board Panel. He was a member of the Urban Forestry Advisory Panel from 2017 to 2023. He was a district councillor of the Hong Kong Eastern District Council from 2004 to 2011. He was also a member of the following institutions, namely, (i) the Community Involvement Committee on Greening from March 2011 to February 2013, (ii) the Harbour-front Enhancement Committee from May 2004 to August 2009, (iii) the Harbourfront Commission from July 2010 to June 2013, (iv) the Lands and Development Advisory Committee from July 2009 to July 2015. Mr. Lau was appointed Justice of the Peace in July 2017.

- III-12 -

APPENDIX III	GENERAL INFORMATION

Mr. Chan Yick Yan Andross (陳奕仁), aged 61, is the Chief Executive Officer and an executive Director since 25 November 2013. He has over 38 years of experience in operation and management in landscape architecture service industry. He first joined the Group in January 1991 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions. Mr. Chan has been the director of Earthasia Limited since December 1995; the director of Earthasia (International) Limited since October 2004; the director of Earthasia (Shanghai) Co. Ltd. since November 2004; the director and legal representative of Earthasia (Xiamen) Co. Ltd. since March 2013; the director of Carbonaphene Holdings Limited since March 2015; the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Chan acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Chan has the following working experience relevant to his present positions in the Company:

Principal business
Name of company	activities	Roles	Responsibilities	Period of services

BCG Landscape Architects Inc.	Landscape architecture, urban design, environmental planning	Partner and landscape architect	Design and project management	From September 1989 to January 1991

EDA Collaborative Inc.	Landscape architecture, urban design, environmental planning, tourism design	Intermediate landscape architect	Design and project management, detail design and working drawings	From August 1988 to August 1989

EBC Hong Kong (怡境師)	Landscape architecture and planning	Landscape architect	Design development, detailed design, contract administration and supervision	From July 1985 to February 1988

- III-13 -

APPENDIX III	GENERAL INFORMATION

Mr. Chan obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1985. He obtained his master’s degree in architecture (landscape planning and design) from Tongji University (同濟大學) in June 2014. Mr. Chan was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1988. He was a member of the Ontario Association of Landscape Architects and the Canadian Society of Landscape Architects in July 1989 and 1990, respectively. Mr. Chan has been a registered landscape architect under LARO and a fellow member of HKILA since September 1999 and November 2008, respectively. He has been a member of American Society of Landscape Architects since March 2004. He was accredited as the Outstanding Entrepreneur of the National Reconnaissance Design Industry (President) (全國勘察設計行業優秀企業家(院長)) by the China Exploration and Design Association (中國勘察設計協會) in November 2013.

Mr. Qiu Bin (仇斌), aged 52, is an executive Director since 31 July 2017. Mr. Qiu has been the director of Graphex Innovation and Technology Limited since August 2017; the business director of Earthasia Limited since October 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Qiu acts as a director or senior executive for the purpose of overseeing the management of such businesses. He graduated from Beijing Union University with a bachelor degree in Business Administration. From 1992 to 2003, he was the department manager at the Bank of China Limited, Beijing Branch responsible for a wide range of banking and credit duties. From 2004 to 2008, he joined the Shanghai Pudong Development Bank, Beijing Branch and served as the business manager in charge of marketing and credit functions. From 2009 to 2012, Mr. Qiu became the deputy general manager and director of the finance department in Beijing Dong Fang Chengrui Investment Consultants, Ltd. (“Dong Fang”). He was responsible for the overall operation and strategic decisions of the foreign investment and financing businesses of Dong Fang. Mr. Qiu is well versed with Chinese domestic banking system, settlement, foreign exchange and credit areas. He also has extensive experience in the fields of financial management and securities investment. Mr. Qiu has been an executive director of the board of directors of Heng Xin China Holdings Limited (stock code: 8046, shares of which are listed on the GEM Board of the Stock Exchange and delisted on 2 July 2019) from 1 January 2013 to 2 June 2017.

Non-executive Director

Mr. Ma Lida (馬力達), aged 43, is a non-executive Director since 24 February 2014. He has over 17 years of experience in financial management. He has been the deputy general manager and board secretary of Pubang Landscape Architecture Company Limited (廣州普邦園林股份有限公司) (“Pubang”) since May 2010 responsible for the general secretarial affairs. From July 2003 to February 2008, he worked as a project manager for the provision of auditing services in various projects in GP Certified Public Accountants Co., Ltd. (廣東正中珠江會計師事務所有限公司), a PRC accounting firm.

- III-14 -

APPENDIX III	GENERAL INFORMATION

Mr. Ma obtained his bachelor’s degree in Economics from the School of Public Economics & Administration at Shanghai University of Finance and Economics (上海財經大學公共經濟與管理學院) in July 2003. He further obtained his master’s degree in Business Administration from Sun Yat-sen University (中山大學) in June 2010.

Independent non-executive Directors

Ms. Tam Ip Fong Sin (談葉鳳仙), aged 57, is an independent non-executive Director since 3 June 2014. She has over 19 years of experience in legal practice specialising in corporate and commercial litigation matters. She was admitted as a solicitor of Hong Kong in 2004. Ms. Tam obtained her bachelor’s degree in Law from the University of Wolverhampton in July 1999. She has also completed her postgraduate certificate in Laws from the University of Hong Kong in September 2002. Ms. Tam has become a sole proprietor of Frances Ip & Co., Solicitors since May 2019.

Mr. Wang Yuncai (王雲才), aged 56, is an independent non-executive Director since 3 June 2014. He has been studying and teaching for architecture and urban planning for over 22 years.

Mr. Wang first undertook and completed his post-doctoral research work (博士後研究工作) in Architecture of Tongji University (同濟大學) from June 2001 to April 2003. Mr. Wang has held various positions under Landscape Studies Department of College of Architecture and Urban Planning in Tongji University (同濟大學建築與城市規劃學院), namely, (i) an associate professor in Landscape Planning and Design from January 2003 to June 2008; (ii) a professor deputy officer in Landscape since July 2008; and (iii) the deputy officer in Landscape since November 2009. He was also a research scholar in the field of landscape architecture at Virginia Polytechnic Institute and State University from January 2010 to June 2010.

Mr. Wang obtained his doctorate’s degree in Human Geography (人文地理) from the Institute of Geographic Sciences and Natural Resources Research under Chinese Academy of Science (中國科學院地理科學與資源研究所) in July 2001. He is the author of “Landscape Ecosystem Planning Principles” (景觀生態規劃原理).

Mr. Liu Kwong Sang (廖廣生), aged 62, is an independent non-executive Director since 15 June 2020. He obtained his Bachelor’s degree of Arts in Accountancy from The Hong Kong Polytechnic University in November 1997 and his Master’s degree in Business Administration from the University of Lincoln in November 2002.

Mr. Liu has over 35 years of experience in the accounting industry and is currently practising as a certified public accountant in Hong Kong. He is a fellow member of the Institute of Chartered Accountants in England and Wales, the Chartered Association of Certified Accountants, the Institute of Financial Accountants, the United Kingdom, the Institute of Public Accountants, Australia, the Hong Kong Institute of Certified Public Accountants, the Taxation Institute of Hong Kong and the Society of Registered Financial Planners. He is also a chartered tax adviser.

- III-15 -

APPENDIX III	GENERAL INFORMATION

Mr. Liu is currently an independent non-executive director of China National Culture Group Limited (stock code: 745), a company listed on the Main Board of the Stock Exchange. Since April 2019, Mr. Liu has been appointed as an independent non-executive director of ATIF Holdings Limited, a company listed on The Nasdaq Stock Market (Nasdaq: ATIF). Mr. Liu was also previously an independent non-executive director of abc Multiactive Limited (stock code: 8131), which is a company listed on GEM of the Stock Exchange, Polytec Asset Holdings Limited (stock code: 208), which and was privatized in May 2021 and Pine Care Group Limited (stock code: 1989).

Mr. Tang Zhaodong (唐照東), aged 59, is an independent non-executive Director since 15 June 2020. He obtained his Bachelor’s degree of engineering in computer science* (計算機技術專業工學學士) from the Beijing University of Technology* (北京工業大學) in 1986 and his Master’s degree of Science in computer software* (計算機軟件專業理學碩士) from the Institute of Computing Technology, Chinese Academy of Sciences* (中國科學院計算技術研究所) in 1989.

Mr. Tang has over 29 years of experience in the trading of products including but not limited to computers, toys and electronic products worldwide. After working in China Great Wall Computer Group Co., Ltd. for three years, Mr. Tang engaged in the business of trading of computers and related products by establishing his own company in Zhongguancun, Beijing in 1992. In 1996, he expanded his trading business into the United States market. Since then, he has been engaging in China-U.S. trading activities.

Senior management

Mr. Kwok Ka Hei (郭嘉熙), aged 42, is the company secretary of the Company. He has also been the chief financial officer of the Company since 28 March 2014. He has over 18 years of experience in corporate finance and accounting profession. He joined the Group in December 2013 as the chief financial officer of Earthasia Limited. Prior to joining the Group, Mr. Kwok served in GF Capital (Hong Kong) Limited in corporate finance department from October 2010 to December 2013. Prior to that, he served in KGI Capital Asia Limited in the investment banking department from December 2007 to October 2010. He also worked in PricewaterhouseCoopers Ltd. from September 2005 to November 2007. Mr. Kwok obtained his bachelor’s degree of Arts with a major in Accountancy from the Hong Kong Polytechnic University in December 2005. He has been a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants since July 2009 and a Financial Risk Manager of Global Association of Risk Professionals since April 2008.

- III-16 -

APPENDIX III	GENERAL INFORMATION

13.	AUDIT COMMITTEE

As at the Latest Practicable Date, the audit committee of the Board (the “Audit Committee”) comprises three independent non-executive Directors, namely Mr. Liu Kwong Sang (Chairman), Ms. Tam Ip Fong Sin and Mr. Wang Yuncai, Mr. Liu Kwong Sang who process appropriate professional qualifications, accounting and financial management expertise, is the chairman of the Audit Committee. The primary duties of the Audit Committee are: to independent review and supervise the financial reporting process, internal control and risk management systems on an ongoing basis, to ensure good communications among Directors and the Company’s auditor, to recommend the appointment of external auditor on an annual basis and approval of the audit fees, to assist the Board in oversight of the independence, qualifications, performance and compensation of the independent accountant, to review interim and annual results announcements as well as the consolidated financial statements prior to their approval by the Board, to provide advice on audit report, accounting policies and comments to all Directors.

14.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the websites of the Stock Exchange (https://www.hkexnews.hk/) and the Company (http://www.graphexgroup.com) from the date of this circular up to and including the date of the EGM:

(a)	the memorandum and articles of association of the Company;

(b)	the annual reports of the Company for each of the three financial years ended 31 December 2021, 2022 and 2023;

(c)	interim report of the Company for six months ended 30 June 2024;

(d)	the Placing Agreement;

(e)	the letter from the Board, the text of which is set out on pages 13 to 47 of this circular;

(f)	the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 48 to 49 of this circular;

(g)	the letter of advice from the Independent Financial Adviser, the text of which is set out on pages 50 to 73 of this circular;

(h)	the accountant’s report on the unaudited pro forma financial information of the Group issued by AOGB CPA Limited, the text of which is set out in Appendix II to this circular;

- III-17 -

APPENDIX III	GENERAL INFORMATION

(i)	the material contracts referred to in the paragraph headed “8. Material contracts” of this appendix;

(j)	the written consents from the Experts referred to in paragraph headed “9. Experts and consents” of this appendix; and

(k)	this circular.

15.	MISCELLANEOUS

(a)	As at the Latest Practicable Date, to the best knowledge of the Directors, there was no restriction affecting the remittance of profit or repatriation of capital of the Company into Hong Kong from outside Hong Kong.

(b)	The Group has minimal exposure to foreign currency risk as most of its business transactions, assets and liabilities are principally denominated in the functional currency of the Group entities. As at the Latest Practicable Date, the Group does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group monitors its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

(c)	In the event of any inconsistency, the English texts of this circular and the accompanying form of proxy shall prevail over their respective Chinese texts.

*	For identification purpose only

- III-18 -

NOTICE OF EGM

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EGM”) of Graphex Group Limited (the “Company”) will be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong at 11:00 a.m. on Monday, 24 March 2025 to consider and, if thought fit, pass with or without amendments (as applicable), the following ordinary resolutions. Unless otherwise stated, the capitalised terms used herein shall have the same meanings as defined in the circular of the Company dated 27 January 2025 (a copy of which has been produced to the EGM marked “A” and signed by the chairman of the EGM for the purpose of identification) (the “Circular”), of which the notice convening the EGM shall form part.

ORDINARY RESOLUTIONS

1.	“THAT subject to and conditional upon (i) the compliance with all relevant procedures and requirements under the laws of the Cayman Islands (where applicable) and the Listing Rules to effect the Share Consolidation (as defined below), and (ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated Shares (as defined below) arising from the Share Consolidation, with effect from the next business day immediately following the day of passing of this resolution, being a day on which the shares of the Company are traded on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”):

(a)	every five (5) existing issued and unissued ordinary shares of par value of HK$0.01 each in the authorised share capital of the Company (the “Share(s)”) be consolidated into one (1) ordinary share of par value of HK$0.05 each (the “Consolidated Share(s)”) and such Consolidated Share(s) shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions in respect of ordinary shares contained in the amended and restated memorandum and articles of association of the Company (the “Share Consolidation”);

- EGM-1 -

NOTICE OF EGM

(b)	immediately following the Share Consolidation, the authorised share capital of the Company be changed from HK$30,000,000 comprising of (i) HK$20,000,000 divided into 2,000,000,000 Shares each and (ii) HK$10,000,000 divided into 1,000,000,000 non-voting preference shares of HK$0.01 each in the share capital of the Company (the “Preference Share(s)”) to HK$30,000,000 comprising of (i) HK$20,000,000 divided into 400,000,000 Consolidated Shares and (ii) HK$10,000,000 divided into 1,000,000,000 Preference Shares;

(c)	no fractional Consolidated Shares will be issued by the Company and any fractional entitlements to the Consolidated Shares will be aggregated and sold for the benefit of the Company; and

(d)	any one or more directors of the Company (the “Directors”) be and is/are hereby authorised to approve, sign and execute such documents and do and/or procure to be done any and all acts, deeds and things which in his/her/their opinion may be necessary, desirable or expedient to effect and implement this resolution.”

2.	“THAT:

(a)	the authorised share capital of the Company be increased from HK$30,000,000 divided into 400,000,000 Consolidated Shares and 1,000,000,000 Preference Shares to HK$100,000,000 divided into 1,800,000,000 Consolidated Shares after the Share Consolidation becoming effective and 1,000,000,000 Preference Shares (the “Increase in Authorised Share Capital”) and;

(b)	any one or more Directors be and is/are hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things deemed by him/her/them to be incidental to, ancillary to or in connection with the matters contemplated in and for completion of the Increase in Authorised Share Capital.”

3.	“THAT conditional upon the passing of resolutions number 1 and 2 as set out above, and subject to the satisfaction of the other conditions set out in the letter from the board under the heading “Conditions of the Rights Issue” in the Circular:

(a)	the allotment and issue of 704,284,056 new Consolidated Shares (assuming no change in the number of the Consolidated Shares in issue on or before the Record Date and that no new Consolidated Shares (other than the Rights Shares) will be allotted and issued on or before completion of the Rights Issue) ) (the “Rights Shares”) pursuant to an offer by way of rights to the shareholders of the Company (the “Shareholders”) at the subscription price of HK$0.170 per Consolidated Share after the Share Consolidation and the Increase in Authorised Share Capital becoming effective (the “Subscription Price”) on the basis of three (3) Rights Shares for every one (1) Consolidated Share held by the Shareholders (the “Qualifying Shareholders”) whose names appear on the register of members of the Company or such other date as may be determined by the Company for determining entitlements of Shareholders to participate in the Rights Issue (as defined below) (the “Record Date”), save for the Shareholders whose addresses as of the Record Date are outside of Hong Kong (if any) to whom the Directors, based on the legal opinions to be provided by the legal advisers of the Company, consider it necessary or expedient not to offer the Rights Shares on account either of the legal restrictions under the laws of the relevant place(s) of their registered address(es) or the requirements under the laws of the relevant regulatory body(ies) or stock exchange(s) in such place(s) (the “Non-Qualifying Shareholders”), and substantially on the terms and conditions set out in the Circular (a copy of which marked “A” is produced to the meeting and initialed by the chairman of the meeting for the purpose of identification) and such other terms and conditions as may be determined by the Directors (the “Rights Issue”), be and is hereby approved, confirmed and ratified;

- EGM-2 -

NOTICE OF EGM

(b)	the placing agreement dated 3 December 2024 (the “Placing Agreement”) and entered into between the Company and Cheong Lee Securities Limited (a copy of which has been produced to the Meeting marked “B” and signed by the chairman of the Meeting for the purpose of identification), in relation to the placing of the Rights Shares not subscribed by the Qualifying Shareholders and/or the Rights Shares which would otherwise has/have been provisionally allotted to the Non-Qualifying Shareholder(s) in nil-paid form that has/have not been sold by the Company at the placing price of not less than the Subscription Price on a best effort basis, and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(c)	the board of Directors or a committee thereof be and is hereby authorised to allot and issue the Rights Shares pursuant to or in connection with the Rights Issue notwithstanding that the same may be offered, allotted or issued otherwise than pro-rata to the existing Shareholders and, in particular, the Directors may make such exclusions or other arrangements in relation to any Non-Qualifying Shareholders, and to do all such acts and things or make such arrangements as it considers necessary, desirable or expedient to give effect to any or all other transactions contemplated in this resolution; and

(d)	any one or more Directors be and is/are hereby authorised to do all such acts, deeds and things, to sign and execute all such further documents or deeds and to take such steps as he/they may in his/their absolute discretion consider necessary, appropriate, desirable or expedient to carry out or to give effect to or in connection with the Rights Issue, the Placing Agreement and the transactions contemplated thereunder.”

By order of the Board of Graphex Group Limited Lau Hing Tat Patrick
Chairman

- EGM-3 -

NOTICE OF EGM

Hong Kong, 27 January 2025

Registered office:	Head office and principal place of
Windward 3	business in Hong Kong:
Regatta Office Park	11/F COFCO Tower
P.O. Box 1350	262 Gloucester Road
Grand Cayman KY1-1108 Cayman Islands	Causeway Bay
Hong Kong

Notes:

1.	Any member of the Company entitled to attend and vote at the EGM is entitled to appoint one or, if he is the holder of two or more shares of the Company, more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2.	In the case of joint holders of Shares, any one of such joint holders may vote, either in person or by proxy, in respect of such Share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the EGM, personally or by proxy, that one of the said persons so present whose name stands first in the register of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney or person authorised, and must be deposited with the Hong Kong branch share registrar and transfer office of the Company, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong (together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof) not less than 48 hours before the time fixed for holding of the EGM or any adjournment thereof.

4.	For the purpose of determining members who are qualified for attending and voting at the EGM, the register of members of the Company will be closed from Tuesday, 18 March 2025 to Monday, 24 March 2025, both days inclusive, during which no transfer of Shares will be effected. In order to qualify for attending and voting at the EGM, all transfers of Shares, accompanied by the relevant share certificates, must be lodged with the Registrar at the address stated in note 3 above not later than 4:30 p.m. on Monday, 17 March 2025 for registration.

5.	Delivery of an instrument appointing a proxy should not preclude a member from attending and voting in person at the above EGM or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

6.	According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, voting on the proposed resolution set out in this notice will be taken by a poll.

7.	If “extreme condition” caused by super typhoon or a black rainstorm warning signal is in force or a tropical cyclone warning signal number 8 or above remains hoisted at 8:00 a.m. (Hong Kong time) on Monday, 24 March 2025, the above meeting will be postponed. Shareholders of the Company are requested to read the website of the Company at www.graphexgroup.com for details of alternative meeting arrangements. If shareholders of the Company have any queries concerning the alternative meeting arrangements, please call the Company at (852) 2559 9438 during business hours from 9:30 a.m. to 6:30 p.m. (Hong Kong time) on Monday to Friday, excluding public holidays

8.	All times and dates specified herein refer to Hong Kong local times and dates.

As at the date hereof, the Board of Directors comprises Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin as Executive Directors, Mr. Ma Lida as Non-executive Director; and Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong as Independent Non-Executive Directors.

- EGM-4 -